Filed pursuant to Rule 424(b)(3)
File No. 333-224459

PROSPECTUS

76,359,119 Common Shares

SEADRILL LIMITED

This prospectus relates to the resale, from time to time, of up to 76,359,119 common shares of Seadrill Limited, being offered by the selling shareholders identified herein. The selling shareholders may sell their shares, from time to time, in one or more offerings, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholders may sell shares in a manner including, but not limited to, regular brokerage transactions, in transactions directly with market makers or investors, in privately negotiated transactions or through agents or underwriters they may select from time to time. See “Plan of Distribution” for more information on the methods of sale that may be used by the selling shareholders.

We are not offering any common shares for sale under this prospectus, and we will not receive any proceeds from the sale of the common shares by the selling shareholders.

Prior to the date of this prospectus, there has been no public market for our common shares. Our common shares are listed on the New York Stock Exchange under the symbol “SDRL”. We will also apply to have our common shares listed on the Oslo Stock Exchange under the symbol “SDRL”.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 7 of this prospectus and other risk factors contained in the documents incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The permission of the Bermuda Monetary Authority (“BMA”) is required, under the provisions of the Exchange Control Act 1972 of Bermuda (the “Exchange Control Act”) and related regulations, for all issuances and transfers of shares (which includes the common shares) of Bermuda companies to and/or from a non-resident of Bermuda for exchange control purposes, other than in the case where the BMA has granted a general permission. Consent under the Exchange Control Act has been obtained from the BMA for the issue and transfer of the Company’s common shares to persons resident and non-resident of Bermuda for exchange control purposes for so long as the shares of the Company (which would include the common shares) are listed on an “appointed stock exchange” (which would include the New York Stock Exchange and the Oslo Stock Exchange). In granting such consent, the BMA accepts no responsibility for the financial soundness or the correctness of any of the statements made or opinions expressed herein.

The date of this prospectus is August 21, 2018.

ABOUT THIS PROSPECTUS

This prospectus is part of a resale registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. The selling shareholders may offer and sell, from time to time, an aggregate of up to 76,359,119 common shares under this prospectus. In some cases, we and the selling shareholders will also be required to provide a prospectus supplement containing specific information about the selling shareholders and the terms on which they are offering and selling our common shares. We may also add, update or change in a prospectus supplement information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement, and any documents incorporated by reference, as well as any post-effective amendments to the registration statement of which this prospectus is a part, before you make any investment decision. To the extent there is a conflict between the information contained in this prospectus and any applicable prospectus supplement, including the information incorporated by reference, you should rely on the information in the applicable prospectus supplement.

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement, including the information incorporated by reference herein. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus or any accompanying prospectus supplement, including the information incorporated by reference herein.

The selling shareholders may only offer to sell, and seek offers to buy, our common shares in jurisdictions where offers and sales are permitted. The information contained in this prospectus speaks only as of the date of this prospectus.

The selling shareholders named herein acquired their shares in accordance with the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization filed by Seadrill Limited, or “Seadrill” as referred to below, and certain of its subsidiaries, which we refer to, together with Seadrill, as the “Debtors,” pursuant to Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) and the terms of an investment agreement, dated September 12, 2017, by and among Seadrill, certain of its subsidiaries and certain commitment parties thereunder, as amended on October 12, 2017 and February 26, 2018, which we refer to as the “Investment Agreement,” and the transactions contemplated therein. On April 17, 2018, the Bankruptcy Court entered an order confirming the Plan and on July 2, 2018, the Plan became effective and the Debtors emerged from Bankruptcy. See “The Reorganization.” We agreed to register for resale, effective as soon as reasonably practicable following the effective date of the Plan, the common shares owned or expected to be owned as of the date of this prospectus or owned in the future by the selling shareholders set forth herein or set forth in the applicable prospectus supplement and in accordance with the terms of the Registration Rights Agreement.

In connection with the Plan, the Debtors were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and the ability of the Debtors to continue operations upon emergence from bankruptcy. These projections are not part of this prospectus and should not be relied upon in connection with any offering of our common shares. The projections were not prepared for the purpose of any offering of our common shares and have not been, and may not be, updated on an ongoing basis. The projections reflected numerous assumptions concerning our anticipated future performance and prevailing and anticipated market and economic conditions at the time they were prepared that were and continue to be beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks, including those risks discussed under “Risk Factors” in this prospectus and other risks described in the Annual Report of our predecessor, Seadrill Limited, for the year ended December 31, 2017, filed on Form 20-F with the SEC on April 13, 2018 (SEC File No. 001-34667) (the “2017 Annual Report”), which are incorporated by reference in this prospectus. Our actual results will vary from those contemplated by the projections and the variations may be material. As a result, you should not rely upon the projections in deciding whether to invest in our common shares.

As part of the Debtors’ emergence from bankruptcy, the economic interests in the existing shares of Seadrill were extinguished, Seadrill will be dissolved under Bermuda law, and common shares of Seadrill Limited (formerly

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known as “New SDRL Limited”) (“New Seadrill”) were issued to the parties entitled thereto under the Plan and under the Investment Agreement. As part of a concurrent transaction, New Seadrill became the ultimate parent company of Seadrill’s current subsidiaries, after giving effect to the corporate reorganization described herein. In connection with these transactions, the name of the entity we refer to as New Seadrill was changed from “New SDRL Limited” to “Seadrill Limited.”

New Seadrill has been formed as the parent holding company for Seadrill’s subsidiaries after emergence from bankruptcy. Prior to the effectiveness of the Plan, New Seadrill had not conducted any material business operations. Accordingly, unless otherwise noted or suggested by context, all historical financial information and accompanying financial statements and corresponding notes to the financial statements, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of Seadrill for the periods presented and do not give effect to the Plan or any of the transactions contemplated thereby or the adoption of “fresh start” accounting. Thus, such historical financial information may not be representative of our performance or financial condition after the effective date of the Plan. Because New Seadrill will continue to own and operate, directly and indirectly, the same business as Seadrill owned and operated prior to emergence from bankruptcy, references herein to “our” historical consolidated financial information (or data derived from such financial information) should be read to refer to the historical financial information of Seadrill.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including but not limited to:

•	our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing;

•	our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11;

•

factors related to the offshore drilling market, including changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	supply and demand for drilling units and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with, our customers under our drilling contracts;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	the liquidity and adequacy of cash flow for our obligations;

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•	our ability to successfully employ our drilling units;

•	our ability to procure or have access to financing;

•	our expected debt levels;

•	our ability to comply with certain covenants in our debt financing agreements;

•	credit risks of our key customers;

•

political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;

•	the concentration of our revenues in certain jurisdictions;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	any inability to repatriate income or capital;

•	the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;

•	newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;

•	import-export quotas;

•	wage and price controls and the imposition of trade barriers;

•	the recruitment and retention of personnel;

•

regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;

•

tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom and the United States;

•	legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;

•

hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and the suspension of operations;

•	customs and environmental matters; and

•	other important factors described from time to time in the reports filed or furnished by us with the SEC.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our

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expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2017 Annual Report, which is incorporated by reference herein. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings incorporated by reference in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

CERTAIN NON-GAAP FINANCIAL INFORMATION

This prospectus contains financial measures and ratios, including adjusted EBITDA, that are not required by, or presented in accordance with U.S. GAAP. We refer to these measures as “non-GAAP financial measures.” Adjusted EBITDA is defined as operating income plus depreciation and amortization plus gains and losses on disposals plus loss on impairments against long-lived assets. For a reconciliation of net (loss)/income to EBITDA and more information about how these financial measures are calculated, refer to the section entitled “Summary Historical Consolidated and Pro Forma Financial Information.”

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We believe adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. We believe that adjusted EBITDA improves the comparability of year-to-year results and is representative of our underlying performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as prepared under U.S. GAAP. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under U.S. GAAP and should not be considered as alternatives to operating profit or profit or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with U.S. GAAP or any other generally accepted accounting principles.

CERTAIN TERMS USED IN THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “New Seadrill,” “we,” “us,” “our,” “the Company” and “our business” refer to Seadrill Limited (formerly known as New SDRL Limited) together with its consolidated subsidiaries, taken as a combined entity, after giving effect to the reorganization contemplated by the Plan.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the terms below have the following meanings:

“AOD” means Asia Offshore Drilling Limited, a company incorporated under the Laws of Bermuda with registration number 44712;

“Bankruptcy Court” means the United States Bankruptcy Court for the District of South Texas Victoria Division;

“Centerbridge” means Centerbridge Credit Partners L.P. and certain of its affiliates;

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“Commitment Parties” means each commitment party to the Investment Agreement;

“Companies Act” means the Companies Act 1981 of Bermuda, as amended from time to time;

“Debtors” means Seadrill and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court;

“Effective Date” means the date of the Debtors’ emergence from bankruptcy proceedings in accordance with the terms and conditions of the Plan;

“Employee Incentive Plan” means the employee incentive plan to be implemented by New Seadrill pursuant to the terms of the Plan which will, among other things, reserve an aggregate of 10 percent of the New Seadrill Common Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of New Seadrill and its subsidiaries and otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of New Seadrill;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Hemen” means Hemen Holding Limited, a Cyprus holding company with registration number HE87804 and Hemen Investments Limited, a Cyprus holding company with registration number HE371665, and any other holder of common shares included in this prospectus that are either wholly-owned by a Trust or directly or indirectly by John Fredriksen;

“Investment Agreement” means the investment agreement described under the heading “The Reorganization—Introduction”;

“New Seadrill” means Seadrill Limited (formerly known as “New SDRL Limited”), a company incorporated under the Laws of Bermuda with registration number 53439, and successor to Seadrill. New SDRL Limited subsequently changed its name to Seadrill Limited on July 2, 2018 in connection with the Reorganization;

“New Seadrill Common Shares” means common shares, par value $0.10 per share, of New Seadrill;

“New Secured Notes” means the $880.0 million aggregate principal amount of 12.0% Senior Secured Notes due 2025 issued by NSNCo in connection with the Reorganization;

“NSNCo” means Seadrill New Finance Limited, a company incorporated under the Laws of Bermuda with registration number 53541, formed in connection with the Reorganization and the issuer of the New Secured Notes;

“NYSE” means the New York Stock Exchange;

“OSE” means the Oslo Stock Exchange;

“Plan” means the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as confirmed by the Bankruptcy Court on April 17, 2018;

“Reorganization” means the transactions described under the heading “The Reorganization” and those transactions contemplated by the Plan;

“Seadrill” means Seadrill Limited, a company incorporated under the Laws of Bermuda with registration number 36832, prior to its emergence from bankruptcy;

“Seadrill Partners” means Seadrill Partners, LLC, a limited liability company formed under the laws of the Republic of The Marshall Islands;

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“SeaMex” means SeaMex Limited, a company incorporated under the Laws of Bermuda with registration number 48115;

“SEC” means the Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933, as amended;

“Select Commitment Parties” means, collectively, certain funds and/or accounts that are managed, advised or sub-advised by each of Aristeia Capital L.L.C., GLG Partners LP, Saba Capital Management LP and Whitebox Advisors, LLC or such Person’s affiliate(s), in each case, that are signatories to the Investment Agreement and are designated as members of the Select Commitment Parties;

“Ship Finance” means Ship Finance International Limited; and

“Trust” means any trust created for the benefit of John Fredriksen, his direct lineal descendants and/or the personal estate of any of the aforementioned persons and their estates

CHAPTER 11 BANKRUPTCY AND FRESH START ACCOUNTING

Upon emergence from bankruptcy on the Effective Date, we expect we will adopt fresh start accounting which will result in the creation of a new entity (such entity, the “Successor”) for financial reporting purposes. Accordingly, our Consolidated Financial Statements on or after the Effective Date will not be comparable with our Consolidated Financial Statements prior to that date (such entity, the “Predecessor”). As such, the financial information contained in this prospectus, any applicable prospectus supplement or incorporated by reference in this prospectus or such applicable prospectus supplement may not be representative of our performance or financial condition after the Effective Date.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the corresponding notes to such financial statements and the risks set forth in this prospectus under “Risk Factors.” Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Our Company

Overview

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep- and ultra-deepwater areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis for periods between one and ten years to drill wells for our customers, typically oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. We also provide management services to certain related party companies.

Through a number of acquisitions of companies, secondhand units and contracts for newbuildings, we have developed into one of the world’s largest international offshore drilling contractors, employing approximately 4,300 employees. As of March 31, 2018, we had a fleet of 35 offshore drilling units consisting of 12 semi-submersible rigs, 7 drillships and 16 jack-up rigs in operation, and contracts for the construction of 8 jack-up rigs and an option to acquire 1 semi-submersible rig. Of the total fleet, 16 are currently idle.

Our Fleet

We believe that we have one of the most modern fleets in the offshore drilling industry, which allows us to benefit from improved utilization and dayrates obtainable for our drilling units. For additional information on the types of drilling units we use, see “Item 4.B—Business Overview—Market Overview—The global fleet of drilling units” in Seadrill Limited’s 2017 Annual Report, which is incorporated by reference into this prospectus.

Floaters

Drillships. Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000 feet and are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.

Semi-submersible drilling rigs. Semi-submersibles are self-propelled drilling rigs (which include cylindrical designed units) consisting of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.

Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000 feet. Depending on country of operation, semi-submersible rigs generally operate with crews of 65 to 100 people.

Jack-Up Rigs

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jack-up rig is mobilized to the drill site with a heavy lift vessel or a wet tow. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated to an approximate operational airgap of 50 to 100 feet depending on the expected environmental forces. After completion of the drilling operations, the hull is lowered to floating draft, the legs are raised and the rig can be relocated to another drill site. Jack-ups are generally suitable for water depths of 450 feet or less and operate with crews of 90 to 120 people.

The Chapter 11 Reorganization

On February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court and on April 17, 2018 the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization. The Plan became effective and the Debtors emerged from bankruptcy on July 2, 2018. Under the Plan and the terms of the Investment Agreement and the transactions contemplated thereby, the commitment parties to the Investment Agreement were issued New Seadrill Common Shares in connection with their purchase of New Secured Notes and in respect of certain structuring fees and the commitment parties purchased additional common shares of New Seadrill. Certain other general unsecured creditors of the Debtors were also permitted to participate in a rights offering to purchase New Secured Notes, as well as receive New Seadrill Common Shares in connection with the purchase of New Secured Notes in the rights offering. See “The Reorganization.”

The Plan provides for New Seadrill to serve as the parent holding company for Seadrill’s subsidiaries after Seadrill’s and the other Debtors’ emergence from bankruptcy. New Seadrill was initially formed as a wholly-owned subsidiary of Seadrill and has not conducted any material operations prior to the effective date of the Plan. As part of the Debtors’ emergence from bankruptcy on July 2, 2018, the economic interests in the existing shares of Seadrill were extinguished, Seadrill will be dissolved under Bermuda law, and common shares of New Seadrill were issued to the parties entitled thereto under the Plan and under the Investment Agreement. The corporate reorganization also included the formation of two intermediate holding company subsidiaries of New Seadrill and the formation of NSNCo, which issued its New Secured Notes to the commitment parties and to participants in a rights offering to purchase New Secured Notes. See “The Reorganization.”

As a result of the Reorganization, the Plan equitized approximately $2.4 billion in unsecured bond obligations, more than $1.0 billion in contingent newbuild obligations, substantial unliquidated guaranty obligations, and approximately $250 million in unsecured interest rate and currency swap claims, while extending near term debt maturities, providing the Company with over $1.0 billion in new capital and leaving employee, customer and ordinary trade claims largely unimpaired. Set forth below are certain financial metrics of New Seadrill as of the Effective Date:

•	total cash of approximately $2.1 billion;

•	secured bank debt of approximately $5.7 billion with the first maturity occuring in 2022;

•	New Secured Notes of approximately $880 million maturing in 2025; and

•	backlog of approximately $2.3 billion for Seadrill Limited, excluding SeaMex and Seadrill Partners.

Risks Associated with our Company

Investing in our common shares involves a significant degree of risk. See “Risk Factors” beginning on page 7 of this prospectus and the risks described in Seadrill Limited’s 2017 Annual Report which are incorporated by reference herein and other risks described in any applicable prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common shares. See “Risk Factors.”

Corporate Information

Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda, and our telephone number at this address is +1(441) 295-9500. The website address of New Seadrill is www.seadrill.com. The information on New Seadrill’s website is not, and shall not be deemed to be, a part of this prospectus.

The Offering

Common shares offered by the selling shareholders	Up to 76,359,119 shares

Common shares issued and outstanding after this offering	100,000,000 shares

Use of proceeds	The selling shareholders will receive all of the proceeds from the sale of our common shares offered by this prospectus. We will not receive any of the proceeds from this offering.

Determination of offering price	The selling shareholders may sell all or some of our common shares offered hereby from time to time at those prices as they may determine at the time of sale, as more fully described under the heading “Plan of Distribution.”

Listing	A public market for our shares has only existed for a short period of time (since July 3, 2018). We have applied and received approval to have our common shares listed on the NYSE under the symbol “SDRL”. We are also applying to have our common shares listed on the OSE under the symbol “SDRL”.

Risk factors	See “Risk Factors” beginning on page 7 and other information included in this prospectus, including the information incorporated by reference herein, for a discussion of factors you should carefully consider before deciding to invest in our common shares.

The number of common shares issued and outstanding after this offering represents the number of shares issued and outstanding as of the Effective Date. The selling shareholders may sell all, some or none of the common shares covered by this prospectus. See “Plan of Distribution.” The information above excludes an aggregate of approximately 11.1 million additional common shares reserved for issuance under our Employee Incentive Plan.

Summary Historical Consolidated and Pro Forma Financial Information

The following table sets forth our summary historical consolidated and pro forma financial data as of and for the periods indicated. We have derived the summary historical consolidated financial data as of and for the years ended December 31, 2015, 2016 and 2017 from the audited Consolidated Financial Statements of Seadrill for such years. The summary unaudited pro forma consolidated loss financial data for the year ended December 31, 2017 has been derived by applying pro forma adjustments to give effect to the Reorganization as if it had occurred on January 1, 2017. The unaudited pro forma consolidated balance sheet data gives effect to the Reorganization as if it had occurred on December 31, 2017. The summary unaudited pro forma consolidated financial data is for informational purposes only and does not purport to represent what our results of operations or financial position would be had the Reorganization occurred at any prior date, nor does such data purport to project the results of operations for any future period.

The summary consolidated historical and pro forma financial data presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial

Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes thereto incorporated by reference herein.

	Year ended December 31,			Year ended December 31, 2017 Pro Forma for Reorganization
	2015	2016	2017
			Debtor-in- Possession	(unaudited)
	(In millions of U.S. dollars except common share data)
Statement of Operations Data:
Operating revenue
Contract revenues	$3,957	$2,850	$1,888	$1,888
Reimbursable revenues	113	66	38	38
Other revenues	265	253	162	119

Total operating revenues	4,335	3,169	2,088	2,045
Loss on disposals	(63)	—	(245)	(245)
Contingent consideration realized	47	21	27	27

Operating expenses
Vessel and rig operating expenses	1,611	1,015	792	792
Reimbursable expenses	99	61	35	35
Depreciation and amortization	779	810	798	286
Loss on impairment of long lived assets	563	44	696	—
General and administrative expenses	248	234	277	191

Total operating expenses	3,300	2,164	2,598	1,304
Operating income/(loss)	1,019	1,026	(728)	523

Financial items and other income/(expense), net
Interest income	67	66	60	60
Interest expense	(415)	(412)	(285)	(476)
Share in results from associated companies (net of tax)	192	283	174	174
Loss on impairment of investments	(1,285)	(895)	(841)	(841)
(Loss)/gain on derivative financial instruments	(150)	(74)	11	11
Net gain on debt extinguishment	8	47	19	19
Foreign exchange gain/(loss)	63	18	(65)	(65)
Gain on sale of tender rig business	22	—	—	—
Reorganization items	—	—	(1,337)	—
Other financial items and other income/(expense), net	52	(15)	(44)	8

Total financial items and other expense, net	(1,446)	(982)	(2,308)	(1,110)
(Loss)/income before taxes	(427)	44	(3,036)	(587)
Income tax expense	(208)	(199)	(66)	(66)

Net loss	(635)	(155)	(3,102)	(653)
Net loss attributable to the non-controlling interest	(1)	26	(129)	26
Net loss attributable to the parent	(634)	(181)	(2,973)	(679)
Loss per share, basic	(1.29)	(0.36)	(5.89)	(6.79)
Loss per share, diluted	(1.29)	(0.36)	(5.89)	(6.79)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,044	$1,368	$1,255	1,799

	Year ended December 31,			Year ended December 31, 2017 Pro Forma for Reorganization
	2015	2016	2017
			Debtor-in- Possession	(unaudited)
	(In millions of U.S. dollars except common share data)
Drilling units	14,930	14,276	13,216	6,397
Newbuildings	1,479	1,531	248	—
Investment in associated companies	2,592	2,168	1,473	1,314
Total assets	23,439	21,666	17,982	11,508
Long-term debt (including current portion)	10,543	9,514	994	7,054
Long-term debt due to related parties	438	330	314	314
Liabilities subject to compromise	—	—	9,191	—
Common share capital	985	1,008	1,008	10
Total equity (including noncontrolling interest)	10,068	10,063	6,959	3,648
Common shares outstanding (in millions)	492.8	504.4	504.5	100.0
Weighted average common shares outstanding (in millions)	492.8	501.0	504.5	100.0
Cash Flow Data:
Net cash provided by operating activities	1,788	1,184	399	n/a
Net cash (used in)/provided by by investing activities	(190)	328	329	n/a
Net cash used in by financing activities	(1,370)	(1,206)	(846)	n/a
Other Financial Data:
Capital expenditures (1)	(1,041)	(231)	(150)	(150)
Adjusted EBITDA (2)	2,424	1,880	1,011	1,054

(1)	Capital expenditures include additions to drilling units and equipment, additions to newbuildings and payments for long-term maintenance.
(2)	Adjusted EBITDA is defined as operating income/(loss) plus depreciation and amortization plus gains and losses on disposals plus loss on impairments against long-lived assets.

We present adjusted EBITDA because we believe that it and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We believe adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. We believe that adjusted EBITDA improves the comparability of year-to-year results and is representative of our underlying performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Below is the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable U.S. GAAP measure.

	Year ended December 31,			Year ended December 31, 2017 Pro Forma for Reorganization
(In $ million)	2015	2016	2017
Operating income/(loss)	$1,019	$1,026	$(728)	$523
Depreciation and amortization	779	810	798	286
Loss on impairment of long lived assets	563	44	696	—
Loss on disposal	63	—	245	245

Adjusted EBITDA	$2,424	$1,880	$1,011	$1,054

RISK FACTORS

This offering and an investment in our common shares involve a significant degree of risk. You should carefully consider the risks described below and the risks described in Seadrill Limited’s 2017 Annual Report which are incorporated herein by reference, together with the financial and other information contained in this prospectus or incorporated by reference in this prospectus, before you decide to purchase our common shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common shares could decline and you could lose all or part of your investment in our common shares.

Risks Related to Our Emergence from Bankruptcy

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court.

In connection with the Plan process, the Debtors were required to prepare projected financial information to demonstrate to the bankruptcy court the feasibility of the Plan and the ability of the Debtors to continue operations upon emergence from bankruptcy. These projections are not part of the registration statement of which this prospectus is a part and should not be relied upon in connection with the purchase of our common shares. At the time they were last filed with the Bankruptcy Court on February 26, 2018, the projections reflected numerous assumptions concerning anticipated future performance and prevailing and anticipated market and economic conditions that were and continue to be beyond our and the Debtors’ control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations may be material.

Because our Consolidated Financial Statements will reflect fresh start accounting adjustments made upon emergence from bankruptcy, financial information in our future financial statements will not be comparable to Seadrill’s financial information from prior periods.

Upon emergence from Chapter 11, we currently expect we will adopt fresh start accounting in accordance with ASC 852—Reorganizations (“ASC 852”), pursuant to which our reorganization value, which represents the fair value of the entity before considering liabilities will be allocated to the fair value of assets in conformity with the purchase method of accounting for business combinations. We will state liabilities, other than deferred taxes, at a present value of amounts expected to be paid. Thus, our future balance sheets and results of operations will not be comparable in many respects to balance sheets and consolidated statements of operations data for periods prior to adoption of fresh start accounting. You will not be able to compare information reflecting our post-emergence financial statements to information for periods prior to emergence from bankruptcy, without making adjustments for fresh start accounting. The lack of comparable historical information may discourage investors from purchasing our common shares. Additionally, the financial information contained in this prospectus may not be indicative of future financial information.

Our final fresh start accounting adjustments may vary significantly from the preliminary fresh start accounting adjustments used to calculate the pro forma financial data that is included in this prospectus.

We have prepared the unaudited pro forma condensed consolidated financial data set forth in this prospectus to give effect to fresh start accounting adjustments, as reflected in “Summary Historical Consolidated and Pro Forma Financial Information” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” based on the assumptions described in the footnotes to the pro forma financial information contained in this prospectus. These assumptions include initial fresh start valuations made as of December 31, 2017. However, updates to these valuations will be completed after the Effective Date and we anticipate that such updates may reflect a significant difference in valuations than that presented as of the Effective Date. As a result, it is possible that there may be significant adjustments in carrying values of certain assets and that such adjustments will be material.

We expect that the actual valuations that support the fair value of the assets and liabilities may differ significantly from those used to prepare the unaudited pro forma condensed consolidated financial data included in this prospectus. These differences will be reflected in our future balance sheets and may affect amounts, including depreciation and amortization expense, which we recognize in our Statement of Operations post-emergence. As such, the pro forma financial data contained in this prospectus may not accurately represent the post-emergence financial condition of the Company and any differences may be material.

We cannot be certain that the bankruptcy proceeding will not adversely affect our operations going forward.

We operated in bankruptcy from September 12, 2017 to July 2, 2018 and during that time we were required to make only limited payments on our prepetition indebtedness and our pre-petition liabilities. We cannot assure you of our ability to negotiate favorable terms from suppliers, hedging counterparties and others and to attract and retain customers upon emergence from bankruptcy or that the requirement to make payments on our indebtedness or other liabilities on a current basis will not adversely affect our business. The failure to obtain such favorable terms and retain customers and the requirement to make payments on our debt and other liabilities could adversely affect our financial performance.

We may be subject to claims that were not discharged in the bankruptcy proceedings, which could have a material adverse effect on our results of operations and profitability.

Substantially all of the material claims against the Debtors that arose prior to the date of the bankruptcy filing were addressed during the chapter 11 proceedings or will be resolved in connection with the Plan and the order of the Bankruptcy Court confirming the Plan. In addition, the Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation and certain debts arising afterwards. Circumstances in which claims and other obligations that arose prior to the bankruptcy filing were not discharged primarily relate to certain actions by governmental units under police power authority, where we have agreed to preserve a claimant’s claims, as well as, potentially, instances where a claimant had inadequate notice of the bankruptcy filing. In addition, except in limited circumstances, claims against non-debtor subsidiaries, are generally not subject to discharge under the Bankruptcy Code. To the extent any pre-filing liability remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our results of operations, profitability and financial condition.

Risks Related to Our Common Shares

The price of our common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

The market price for our common shares may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•

announcements concerning the offshore drilling market, including changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	additions or departures of key members of management;

•	any increased indebtedness we may incur in the future;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	changes or proposed changes in laws or regulations affecting the oil and gas industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which we operate.

These and other factors may lower the market price of our common shares, regardless of our actual operating performance. In the event of a drop in the market price of our common shares, you could lose a substantial part or all of your investment in our common shares.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may institute securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Sales of our common shares by existing shareholders, or the perception that these sales may occur, especially by our directors or significant shareholders, may cause our share price to decline.

If our existing shareholders, in particular our affiliates and significant shareholders, sell substantial amounts of our common shares to the public market, or are perceived by the public market as intending to sell, the trading price of our common shares could decline. In addition, sales of these common shares could impair our ability to raise capital, should we wish to do so. Up to 76,359,119 of our common shares may be sold pursuant to this prospectus by the selling shareholders, which represents approximately 76.4% of our issued and outstanding common shares as of the Effective Date, excluding the common shares reserved for issuance under our Employee Incentive Plan. We cannot predict the timing or amount of future sales of our common shares by selling shareholders pursuant to this prospectus, but such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares.

The issuance of share-based awards may dilute your holding of our common shares.

An aggregate of approximately 11.1 million of our common shares are currently expected to be reserved for issuance for grant to employees of the Company or its subsidiaries pursuant to awards under Employee Incentive Plan. The exercise of equity awards, including any share options that we may grant in the future, could have an adverse effect on the market for our common shares, including the price that an investor could obtain for their shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of any share options that may be granted or issued pursuant to the Employee Incentive Plan in the future.

Substantial sales of or trading in our common shares could occur in connection with emergence from bankruptcy, which could cause our share price to be adversely affected.

We expect that a limited number of holders will hold a substantial portion of our common shares. Shares distributed in connection with the Plan generally may be sold in the public markets or under an effective registration statement at or following our emergence and thereafter from time to time. Some of our creditors who receive our common shares in connection with the Plan may sell our shares shortly after emergence for any number of reasons. In addition, investment firms that are party to certain put and call agreements may hedge their positions by trading our common shares. The sale of significant amounts of our common shares, substantial trading in our common shares, hedging activities or the perception in the market that any of these activities will occur, may adversely affect the market price of our common shares.

We may pay little or no dividends on our common shares.

The payment of any future dividends to our shareholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our operating results, financial conditions, contractual restrictions, corporate law restrictions, capital agreements, the applicable laws of Bermuda and business prospects and any restrictions under our debt agreements. We may pay little or no dividends for the foreseeable future.

U.S. tax authorities may treat us as a “passive foreign investment company” for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. shareholders.

A foreign corporation will be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services generally does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and expected method of operation and composition of our assets, we intend to take the position, supported by an opinion of counsel, that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to be treated as a PFIC for the foreseeable future. Our position is based on valuations and operational results from 2016 and 2017, together with an expectation that our results in 2018 and future years will, with certain exceptions that have been taken into account, be consistent with those 2016 and 2017 results. While we believe these valuations and expectations to be accurate, such valuations and expectations may not ultimately be accurate. Further, whether or not we are treated as a PFIC depends on our ability to meet the asset and income tests described above on a continuing basis, through actual operating results and actual valuation. Although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations (including the way our contracts are structured) may change in the future, and the fair market values of our assets may not be susceptible to precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements or accurately reflect and remain consistent with our current expectations upon which our U.S. counsel’s opinion is conditioned and based. In such a case, we may not be able to avoid PFIC status in the future.

As noted above, our position is supported by an opinion of our U.S. counsel, Kirkland & Ellis LLP, that concludes that we should not be treated as a PFIC, provided our representations are true and accurate and the assumptions on which the opinion is based are correct. Our representations to our U.S. counsel include representations regarding the composition of our assets, the source of our income, and the nature of our operations, including that (a) we expect that more than 25% of our gross income will arise from certain drilling contracts reviewed by our U.S. counsel and contracts that are similar to those reviewed by our U.S. counsel; (b) we expect that more than 50% of the average value of our assets was or will be held for the production of such nonpassive income pursuant to such contracts; and (c) our common shares will be listed on the NYSE and readily tradeable. The representations regarding the value of our assets and composition of our income are based on (a) actual results from 2016 and 2017 and (b) our expectation that our income and assets mix, and the structure and conduct of our operations, will remain consistent with our income and assets mix and the structure and conduct of our operations from 2016 and 2017 (other than certain anticipated changes that have been taken into account for purposes of our representations and our U.S. counsel’s assumptions). In giving their opinion, our U.S. counsel has assumed, among other things, that (a) these representations are true and that our income and assets mix, and the structure and conduct of our operations, will in fact remain the same in 2018 and future years as they were in 2016 and 2017 and (b) that the majority of our common shares will be eligible to be freely traded without substantial limitations by the end of the third quarter of 2018. In the event such representations or expectations ultimately are not correct or are otherwise inaccurate, our U.S. counsel has informed us that we may be treated as a PFIC.

In addition to the representations and assumptions described above, our U.S. counsel’s opinion is also based on our U.S. counsel’s conclusion that income from the contracts should not constitute passive income for purposes of the relevant PFIC rules. Our U.S. counsel has advised us that conclusions in this area are not free from doubt. In particular, there are legal uncertainties involved in determining whether the income derived from our drilling contracts constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (the “Code”), relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from our drilling contracts would be classified under such rules. If the reasoning of this case were extended to our drilling contracts in a PFIC context, the gross income we derive or are deemed to derive from such drilling contracts may be treated as rental income, and we could potentially be treated as a PFIC. In published (but non-precedential) guidance, the Internal Revenue Service (the “IRS”) has stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in the case should be treated as service contracts.

We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our drilling activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. shareholders could potentially face adverse U.S. federal income tax consequences. Please read “Material Federal Income Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership of the common shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Certain shareholders will have the right to appoint directors to our board and their interests may not coincide with yours.

In connection with the Reorganization, our board was expanded to seven members who were appointed by certain Commitment Parties in accordance with the Investment Agreement. Pursuant to the Investment Agreement and our bye-laws, Hemen is entitled to appoint four directors to our board, two of whom are required to be independent directors. Centerbridge is entitled, until the second election of directors following the first anniversary of the Effective Date to appoint one Independent director, and the Select Commitment Parties are entitled, until immediately prior to the first AGM following the Effective Date to appoint one independent director. The remaining director was required to be an independent director appointed by a majority of each of Hemen, Centerbridge and the Select Commitment Parties. Each independent director is required to satisfy the independence rules under the Exchange Act, the NYSE and the OSE. As a result of these appointment rights, Hemen, Centerbridge and the Select Commitment Parties are able to influence the composition of our board of directors and Hemen may have influence with respect to our management, business plans and policies, including the appointment and removal of our officers. The interests of Hemen, Centerbridge and the Select Commitment Parties may not coincide with your interests, and their director designees may make decisions you disagree with.

Our bye-laws limit our shareholders’ ability to bring legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of our common shares offered by this prospectus. We will not receive any of the proceeds from the sale of our common shares offered hereby.

DIVIDEND POLICY

Seadrill did not pay any dividends on its common shares during the pendency of the bankruptcy proceedings. The payment of any future dividends to our shareholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of Bermuda and business prospects. Although our board of directors may consider the payment of dividends following the Debtors’ emergence from bankruptcy, there can be no assurance we will pay any dividend, or if declared, the amount of such dividend. The terms of our senior credit facilities and the agreements governing our subsidiary NSNCo’s indebtedness under the New Secured Notes may restrict our ability to declare or pay dividends.

DILUTION

The sale of our common shares by the selling shareholders pursuant to this prospectus will not result in any dilution to our shareholders, because the selling shareholders are selling issued and outstanding common shares that they will have previously acquired in connection with the Plan.

CAPITALIZATION

The following table sets forth consolidated cash and capitalization as of December 31, 2017: (1) on an “actual” basis for Seadrill and (2) on a “pro forma” basis for New Seadrill to give effect to the following adjustments as if they occurred on December 31, 2017: (i) all reorganization adjustments pursuant to the Plan and (ii) adjustments relating to the adoption of fresh start accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 852, Reorganizations. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and in many cases are based on estimates and preliminary information. We believe such assumptions are reasonable under the circumstances. The actual adjustments to our audited Consolidated Financial Statements will depend upon a number of factors and additional information that is available. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material. This table should be read in conjunction with the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes incorporated by reference in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma
	(audited)	(unaudited)
	(In millions of U.S. dollars)
Cash and cash equivalents	$1,255	$1,799
Restricted cash	104	332
Marketable securities	124	124

	$1,483	$2,255

Long term debt (including current portion) (1)	$996	$7,054
Long term debt due to related parties (2)	314	314
Liabilities subject to compromise (3)	9,191	—

Total debt	10,501	7,368
Old shareholders’ equity (4)	6,560	—
New shareholders’ equity (5)	—	3,669

Total capitalization	$17,061	$11,037

(1)

Actual amount represents the balance of long term debt not held subject to compromise including Ship Finance and AOD external bank debt as the subsidiaries holding these facilities did not file for bankruptcy under Chapter 11. Pro Forma amount includes $880 million in aggregate principal amount of New Secured Notes issued to certain investors party to the Investor Agreement or participants in the notes rights offering, the AOD and Ship Finance external bank debt, the reinstatement of $5,452 million in senior secured credit facilities debt (previously classified as liabilities subject to compromise), estimated discount of this debt upon emergence of $260 million and the write off of unamortized debt issuance costs of $30 million.

(2)	Represents long term debt due to Ship Finance, a related party.
(3)

Liabilities subject to compromise reflects prepetition liabilities that were satisfied pursuant to the Plan. Liabilities subject to compromise includes approximately $5,371 million in senior undersecured or impaired external debt, $2,334 million in unsecured bonds, $1,064 million in newbuild claims, $249 million in derivatives previously recorded at fair value, $103 million in accounts payable and other liabilities, $50 million in accrued interest payable, and $20 million in amount due to a related party.

(4)	The economic interests in the existing Seadrill common shares were extinguished pursuant to the Plan and the pre-emergence shareholders’ equity was eliminated.
(5)	Estimated based on expected reorganization and fresh start accounting adjustments. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

THE REORGANIZATION

This section provides a description of the Debtors’ restructuring and emergence from bankruptcy reflecting the acceptance of the Plan by all classes entitled to vote and confirmation of the Plan by the Bankruptcy Court and assuming that the Effective Date of the Plan has occurred. The description in this section is qualified in its entirety by reference to the Plan. The terms of the Plan are more detailed than the description provided in this section, which may have omitted descriptions of items that may be of interest to particular investors. Therefore, please carefully consider the actual provisions of the Plan for more complete information about the transactions consummated in connection with the Debtors’ emergence from bankruptcy. For further detail regarding the chapter 11 proceedings, please see the Notes to the Consolidated Financial Statements incorporated by reference in this prospectus. Capitalized terms used but not defined herein shall have the meaning given to them in the Plan.

Introduction

Prior to its filing of the chapter 11 cases, Seadrill engaged in extensive discussions with its secured lenders, certain holders of its unsecured bonds and potential new money investors regarding the terms of a comprehensive restructuring.

On September 12, 2017, Seadrill entered into a restructuring support and lock-up agreement (the “RSA”) with a group of bank lenders, bondholders, certain other stakeholders, and new-money providers (collectively, the “Consenting Stakeholders”). Seadrill’s consolidated subsidiaries North Atlantic Drilling Limited (“NADL”) and Sevan Drilling Limited (“Sevan”), together with certain other of its consolidated subsidiaries also entered into the RSA together with us (collectively, the “Company Parties”). Ship Finance International Limited and three of its subsidiaries (“SFL”), which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into the Investment Agreement under which Hemen Investments Limited, an affiliate of Seadrill’s largest shareholder Hemen Holding Ltd. and the Commitment Parties, committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions (the “Capital Commitment”).

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, the Debtors commenced prearranged reorganization proceedings (the “chapter 11 proceedings”) under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas Victoria Division. During the course of the bankruptcy proceedings, the Debtors continued to operate their business as debtors in possession.

Corporate Reorganization

The Plan contemplates that New Seadrill will ultimately serve as the parent holding company for Seadrill’s subsidiaries after Seadrill’s and the other Debtors’ emergence from bankruptcy. New Seadrill was initially formed as a wholly-owned subsidiary of Seadrill and had not conducted any material operations prior to the effective date of the Plan. As part of the Debtors’ emergence from bankruptcy on July 2, 2018, the economic interests in the existing shares of Seadrill were extinguished, Seadrill will be dissolved under Bermuda law, and common shares of New Seadrill were issued to the parties entitled thereto under the Plan and under the Investment Agreement. As part of a concurrent corporate reorganization, New Seadrill became the ultimate parent company of Seadrill’s former subsidiaries. Except as otherwise noted or suggested by the context, all information contained in this registration statement relates to New Seadrill and its subsidiaries after giving effect to the transactions which occurred in connection with the effectiveness of the Plan, including the corporate reorganization described herein. References to Seadrill refer to Seadrill Limited prior to its dissolution in connection with the effectiveness of the Plan.

The corporate reorganization also included: (i) the formation a new wholly-owned intermediate holding company (“IHCo”) as a subsidiary of New Seadrill and a new wholly-owned intermediate holding company (“RigCo”) as a subsidiary of IHCo which holds interests in NADL, Sevan, AOD and Seadrill’s direct or indirect wholly-owned rig-owning entities and intra-group charterers transferred to RigCo in the corporate reorganization, (ii) the formation of NSNCo as a wholly-owned intermediate holding company and as a subsidiary of IHCo for the purpose of issuing the New Secured Notes and (iii) the formation of certain new wholly-owned intermediate holding companies as subsidiaries of NSNCo for the purpose of holding interests in certain of the non-consolidated entities transferred to NSNCo by Seadrill in the corporate reorganization.

Plan of Reorganization

Consistent with the RSA, the Debtors filed a proposed plan of reorganization and disclosure statement with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to that plan of reorganization. Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”) and certain newbuild ship yards with which Debtors had contractual relationships to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors (the “Committee”) and other major creditors in its chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provide for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the Plan, an agreement regarding the allowed claim of the newbuild shipyards and for an immediate cessation of all litigation and discovery efforts in relation to the Plan. The Investment Agreement, as amended, provides for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 (the “Confirmation Date”) and (2) the effective date of the Plan must occur within 90 days of the Confirmation Date, and in any event no later than August 8, 2018.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court and on April 17, 2018 the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as amended and supplemented. We refer to the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, in the form confirmed by the Bankruptcy Court, with any further amendments or supplements thereto, as the “Plan.” The Plan became effective on July 2, 2018. Under the Plan and the terms of the Investment Agreement and the transactions contemplated therein, the commitment parties to the Investment Agreement were issued certain common shares of New Seadrill and purchased additional common shares of New Seadrill in connection with the completion of an equity rights offering to holders of claims against the Debtors. New Seadrill has agreed to register its common shares for resale by the selling shareholders to be set forth herein.

Rights Offerings

Pursuant to the Plan and an order of the Bankruptcy Court approving the rights offering procedures, eligible holders of general unsecured claims against the Debtors were offered the right to participate in (i) a rights offering of up to $119.4 million in principal amount of the New Secured Notes (the “Notes Rights Offering”) and the corresponding pro rata portion of 57.5% of New Seadrill Common Shares issued to holders who participate in the Notes Rights Offering and (ii) a rights offering of up to $48.1 million in value of New Seadrill Common Shares (the “Equity Rights Offering”). The New Secured Notes and the New Seadrill Common Shares acquired by the Commitment Parties under the Investment Agreement were reduced to the extent the Note Rights and Equity Rights were exercised in the Notes Rights Offering and the Equity Rights Offering, respectively. The Commitment Parties did not participate in either the Notes Rights Offering or the Equity Rights Offering on account of bonds owned as of the date they executed or joined the Investment Agreement.

Issuance and Distribution of the New Shares under the Plan and the Investment Agreement

The following table sets forth the allocation of New Seadrill Common Shares issued or reserved for issuance on the Effective Date, subject to the terms and conditions of the Plan:

		Percentage
Recipient(s) of Common Shares	Number of Shares	Prior to dilution by Primary Structuring Fee and Employee Incentive Plan	Prior to dilution by Employee Incentive Plan	Fully diluted
Commitment Parties (in exchange for cash paid pursuant to the Investment Agreement) and Equity Rights Offering Subscribers	23,750,000	25.00%	23.75%	21.38%
Recipients of New Secured Notes (including Commitment Parties and Notes Rights Offering Subscribers)	54,625,000	57.50%	54.63%	49.16%
Holders of General Unsecured Claims	14,250,000	15.00%	14.25%	12.83%
Former Holders of Seadrill Limited Equity and Seadrill Limited 510(b) Claimants	1,900,000	2.00%	1.90%	1.71%
Fee to Select Commitment Parties	475,000	0.50%	0.48%	0.43%

All creditors, excluding Primary Structuring Fee	95,000,000	100.00%	95.00%	85.50%
Hemen (on account of Primary Structuring Fee)	5,000,000		5.0%	4.50%

Total, prior to dilution by Employee Incentive Plan	100,000,000		100.00%	90.00%
Reserved for Employee Incentive Plan	11,111,111			10.00%

Total, fully diluted	111,111,111			100.00%

New Secured Notes

On the Effective Date, NSNCo issued $880 million in principal amount of New Secured Notes. As described above, New Seadrill also issued approximately 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) on a pro rata basis to the purchasers of the New Secured Notes (collectively with the New Secured Notes, the “NSN Securities”). In accordance with the terms of the Investment Agreement, the Commitment Parties purchased the full principal amount of the NSN Securities for $880 million in cash, less the principal amount purchased by participants in the Notes Rights Offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma Condensed Consolidated Balance Sheet of New Seadrill (or “Successor”) as of December 31, 2017 is based on the Consolidated Balance Sheet of Seadrill (or “Predecessor”) and gives effect to the Reorganization as if it had occurred on December 31, 2017. The Reorganization, which resulted in a change in the parent holding company, was accounted for as a merger between entities under common control; accordingly, the historical consolidated financial statements of Seadrill for the periods prior to the Reorganization are considered to be the historical consolidated financial statements of the new parent entity. The following unaudited pro forma Condensed Consolidated Statement of Operations of New Seadrill for the twelve months ended December 31, 2017 is based on the Consolidated Statement of Operations of Seadrill and gives effect to the Reorganization as if it had occurred on January 1, 2017. See “Summary—The Reorganization” and the “Reorganization.” The unaudited pro forma Condensed Consolidated Financial Statements have been prepared in accordance with Article 11 of Regulation S-X.

The pro forma adjustments to the historical Condensed Consolidated Financial Statements are based on currently available information, and in many cases are based on estimates and preliminary information. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these pro forma financial statements. We believe such assumptions are reasonable under the circumstances and reflect the best currently available estimates and judgments and are factually supportable. They also give effect to the impact of events that are directly attributable to the Reorganization and, with respect to the unaudited pro forma Consolidated Statement of Operations, are expected to have a continuing impact on Seadrill following the Reorganization. The pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had the Reorganization occurred at the beginning of the period presented.

The unaudited pro forma Condensed Consolidated Financial Statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Consolidated Financial Statements and notes thereto incorporated by reference into this prospectus.

The unaudited pro forma Condensed Consolidated Financial Statements materially give effect to the application of “fresh start” accounting and reporting in accordance with U.S. GAAP, ASC 852—Reorganizations, which is to reflect the financial statements of New Seadrill on a fair value basis as of the Reorganization Effective Date. The pro forma adjustments are based on an assumed fair value of approximately $11.0 billion, which is the midpoint of a range of estimated distributable values of $10.2 billion and $11.8 billion as of June 30, 2018, as approved by the Bankruptcy Court. Refer to the notes to the unaudited pro forma Condensed Consolidated Financial Statements for a reconciliation of the midpoint of distributable value to reorganization value.

Fair values of assets and liabilities on the unaudited pro forma Condensed Consolidated Balance Sheet are based on preliminary valuations, made solely for the purposes of developing the pro forma condensed consolidated financial information, and are subject to further revisions and adjustments. Updates to such preliminary valuations will be completed in the periods subsequent to those reported in this registration statement and will be calculated as of the Effective Date and, to the extent such updates reflect a valuation different than those used in these pro forma Condensed Consolidated Financial Statements, there may be adjustments in the values of certain assets and liabilities and related deferred taxes and such adjustments may also affect revenues, expenses, and related gains or losses from the Reorganization that would be recognized in the Statement of Operations following the Effective Date. As such, the following pro forma financial information is not intended to represent our actual post-Effective Date financial condition and Statement of Operations, and any differences could be material.

New Seadrill

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of December 31, 2017 (in millions)
	Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Successor Pro Forma
Assets
Current assets
Cash and cash equivalents	$1,255	$544	(a)	$—		$1,799
Restricted cash	104	228	(a)	—		332
Marketable securities	124	—		—		124
Accounts receivable, net	295	—		—		295
Amount due from related parties	217	—		—		217
Other current assets	257	—		(15	) (o)	242

Total current assets	2,252	772		(15)		3,009
Investment in associated companies	1,473	—		(159	) (p)	1,314
Newbuildings	248	—		(248	) (q)	—
Drilling units	13,216	—		(6,819	) (r)	6,396
Deferred tax assets	10	—		—		10
Equipment	29	—		—		29
Amount due from related party	547	—		—		547
Assets held for sale—non-current	126	—		—		126
Other non-current assets	81	—		(5	) (o)	76

Total assets	$17,982	$772		$(7,246)		$11,508

Liabilities and Equity
Current liabilities
Debt due within one year	$509	$509	(f)	$—		$—
Trade accounts payable	72	103	(b)	—		175
Amounts due to related parties	10	20	(c)	—		30
Other current liabilities	268	(23	) (d)	(60	) (t)(u)	185

Total current liabilities	859	(409)		(60)		390
Liabilities subject to compromise	9,191	(9,191	) (e)	—		—
Long-term debt	485	6,799	(f)	(230	) (s)	7,054
Long-term debt due to related parties	314	—		—		314
Deferred tax liabilities	107	—		(54	) (v)	53
Other non-current liabilities	67	—		(18	) (t)	49

Total liabilities	$11,023	$(2,801)		$(362)		$7,860

Equity
Predecessor common shares	$1,008	$(1,008	) (g)	$—		$—
Predecessor additional paid-in capital	3,313	(3,313	) (g)	—		—
Predecesssor contributed surplus	1,956	(1,956	) (g)	—		—
Predecessor accumulated other comprehensive income	58	—		(58	) (w)	—
Predecessor retained earnings	225	9,952	(g)	(10,177	) (w)	—
Successor common shares	—	10	(h)	—		10
Successor contributed surplus	—	190	(h)	3,469	(x)	3,659

Total shareholders’ equity	6,560	3,875		(6,766)		3,669
Non-controlling interest	399	(302	) (i)	(118	) (y)	(21)

Total equity	6,959	3,573		(6,884)		3,648

Total liabilities and equity	$17,982	$772		$(7,246)		$11,508

New Seadrill

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Year Ended December 31, 2017 (in millions except per unit data)
	Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Successor Pro Forma
Operating revenues
Contract revenues	$1,888	$—		$—		$1,888
Reimbursable revenues	38	—		—		38
Other revenues	162	—		(43	) (u)	119

Total operating revenues	2,088	—		(43)		2,045

Loss on disposals	(245)	—		—		(245)
Contingent considerations realized	27	—		—		27

Operating expenses:
Vessel and rig operating expenses	792	—		—		792
Reimbursable expenses	35	—		—		35
Depreciation and amortization	798	—		(512	) (z)	286
Loss on impairment of long lived assets	696	(696	) (j)	—		—
General and administrative expenses	277	(86	) (k)	—		191

Total operating expenses	2,598	(782)		(512)		1,304

Operating (loss)/income	(728)	782		469		523

Financial items and other income and expense
Interest income	60	—		—		60
Interest expense	(285)	(191	) (l)	—		(476)
Shares in results from associated companies (net of tax)	174	—		—		174
Loss on impairment of investments	(841)	—		—		(841)
Gain/(loss) on derivative financial instruments	11	—		—		11
Net gain on debt extinguishment	19	—		—		19
Foreign exchange gain	(65)	—		—		(65)
Gain on sale of tender rig business	—	—		—		—
Reorganization items, net	(1,337)	1,337	(m)	—		—
Other financial items and other income and expenses, net	(44)	52	(k)	—		8

Total financial items and other income and expense, net	(2,308)	1,198		—		(1,110)
(Loss)/Income before income taxes	(3,036)	1,980		469		(587)
Income tax expense	(66)	—		—		(66)

Net income (loss)	(3,102)	1,980		469		(653)
Net income (loss) attributable to noncontrolling interests	(129)	155	(n)	—		26

Net income (loss) attributable to the parent	$(2,973)	$1,825		$469		$(679)

Basic (loss)/income per share (US dollar)	$(5.89)					$(6.79)
Diluted (loss)/income per share (US dollar)	$(5.89)					$(6.79)
Weighted average common shares/units outstanding
Basic	505					100
Diluted	505					100

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1. Basis of Pro Forma Presentation

The following unaudited pro forma Condensed Consolidated Balance Sheet of New Seadrill (or “Successor”) as of December 31, 2017 is based on the Consolidated Balance Sheet of Seadrill (or “Predecessor”) and gives effect to the Reorganization as if it had occurred on December 31, 2017. The following unaudited pro forma Condensed Consolidated Statement of Operations of New Seadrill for the twelve months ended December 31, 2017 is based on the Consolidated Statement of Operations of Seadrill and gives effect to the Reorganization as if it had occurred on January 1, 2017.

The pro forma adjustments also reflect the financial information on a fair value basis as if we applied fresh start accounting at the Effective Date, as required by U.S. GAAP. Using best estimates and known factual information, it is expected that the holders of voting share in Seadrill immediately prior to the Effective Date will receive less than 50% of the of the voting shares of New Seadrill and the preliminary estimates for reorganization value is expected to be less than the amount of post-petition liabilities and allowed claims. Thus, in accordance with ASC 852, we reflected the fair value of assets and liabilities of New Seadrill and reset retained earnings. On April 4, 2018, AOD became a party to the RSA. As part of the restructuring, certain amendments were made in relation to the $360 million senior credit facility agreement which included put and call options. We are currently evaluating the accounting implications of the put and call features included in the amendment, as such we have not adjusted for these items.

The pro forma condensed consolidated financial statements also reflect the consolidation of SFL, which are determined to be variable interest entities of New Seadrill. These subsidiaries are expected to be consolidated by New Seadrill at emergence because New Seadrill continues to be the primary beneficiary of the risks and rewards connected with the ownership of the drilling units and charter contracts. Accordingly, the three drilling units owned by and the debt obligations of SFL are reflected in New Seadrill’s pro forma condensed consolidated balance sheet.

As part of the RSA, New Seadrill amended the terms of the charter contracts it holds with SFL. Then, following the execution of the RSA and prior to New Seadrill’s emergence from Chapter 11, SFL amended the terms of their third-party credit facilities in order to conform with the charter payment schedule expressed in the amended charter contract term sheets of the RSA. Therefore, the pro forma condensed consolidated financial statements reflect the effects of the amended third-party credit facilities of SFL as a direct result of amending the charter with New Seadrill.

Reorganization value is a term defined in ASC 852 as the fair value of a company’s total assets prior to the consideration of liabilities and is intended to approximate the amount a willing buyer would pay for the assets immediately after a restructuring. New Seadrill’s reorganization value was derived from the midpoint of the Company’s approved range of distributable value, as approved by the Bankruptcy Court. Distributable value is defined in Exhibit H to the disclosure statement and reflects the following components of value:

•	Consolidated operating company value of Seadrill Limited, NADL, Sevan, AOD, and their respective subsidiaries;

•	Investments in non-consolidated affiliate corporate entity groups for Seamex, Seabras, and Seadrill Partners; and

•	Other asset values consisting of certain receivables, investments, newbuild interests and excess cash.

The distributable value midpoint of $11.0 billion is used as the best estimate to reflect the reorganization expected fair value; however, such conclusion may change depending on the facts and circumstances as of the Effective Date.

The reconciliation of the Company’s distributable value to reorganization value is as follows:

(In US$ millions)	Low	Mid	High
Consolidated operating company value	$7,316	$7,892	$8,468
Plus: non-consolidated entities value (1)	1,906	2,096	2,286
Plus: other asset value, excluding excess cash	212	212	212
Plus: other asset value, excess cash	804	804	804

Total distributable value	$10,238	$11,004	$11,770
Add: non-interest bearing liabilities	462	462	462

Total reorganization value	$10,700	$11,466	$12,232
Increase in other asset value (excluding excess cash) (2)	42	42	42

Total adjusted reorganization value	$10,742	$11,508	$12,274

(1)	Non-consolidated Entities Value includes certain balance due from related parties.
(2)	Reflects increase of $42 million to arrive at $126 million of expected proceeds from the sale of the West Rigel newbuild.

Note 2. Pro Forma Adjustments

Reorganization Adjustments

(a)

Adjustments to cash and cash equivalents including the following to illustrate the effect of the Reorganization on the cash and cash equivalents balance as if the Effective Date occurred on December 31, 2017. These adjustments reflect the proceeds of new financing received, cash expenses related to the reorganization and payments into escrow accounts as required in the Plan:

(In US$ millions)
Receipt from Rights Offering (NSN and New Seadrill equity)	$1,080
Payment toward general unsecured cash pool for non-eligible rights offering holders	(23)
Payment toward newbuild counterparty members	(13)
Newbuild counterparty advisor fees	(4)
Payment toward general unsecured pool recovery cash account	(17)
Payment of new commitment party closing fee	(1)
Payment of NSN debt issuance costs	(9)
Amendment consent fees to senior secured creditors	(28)
Funding of professional fees escrow account	(50)
Funding of the escrow account for NSN collateral	(228)
Final adequate protection payment	(2)
Payment of CoCom fee	(4)
Pre-issuance accrued interest on NSN	(5)
Payment of professional fees and success fees	(152)

Change in cash and cash equivalents	$544

Adjustments to restricted cash includes the following:

(In US$ millions)
Funding of NSNCo Escrow (NSN Proceeds)	228

Change in restricted cash	$228

(b)

Reflects the reinstatement of trade accounts payable and other liabilities included as part of liabilities subject to compromise for $103 million. Under U.S. GAAP, whilst an entity is in bankruptcy, liabilities related to the period before filing bankruptcy (prepetition) liabilities are disclosed as subject to compromise on the face of the balance sheet for periods after the filing date where they are considered to be unsecured or impaired. On emergence from bankruptcy the agreed liabilities under the Plan are reinstated into the appropriate balance sheet captions or settled in line with the Plan. See note (e), below, for details of all balances in subject to compromise reinstated at the Effective Date or settled in line with the Plan.

(c)	Reflects the reinstatement of amount due to related party included as part of liabilities subject to compromise.

(d)

Reflects the $23 million adjustment to accrued liabilities for accrued professional and success fees estimated through the confirmation date of April 17, 2018 less anticipated cash payment for professional and success fees upon emergence.

(In US$ millions)
Professional and success fees incurred through confirmation	$42
Cash payment for professional fees upon emergence	(65)

Total pro forma increase in accrued liabilities	$(23)

(e)

As of the Effective Date, the Company will either reinstate certain liabilities or settle upon implementation of the plan of reorganization. The adjustment reflects the removal of the balance from liabilities subject to compromise. As of December 31, 2017, liabilities subject to compromise include the following balances:

(In US$ millions)
Senior undersecured or impaired external debt	$5,371
Unsecured bonds	2,334
Newbuild claims	1,064
Accrued interest payable	50
Derivatives previously recorded at fair value	249
Accounts payable and other liabilities	103
Amount due to related party	20

Total liabilities subject to compromise	$9,191

(f)

Increase in long-term debt includes reinstatement of liabilities from liabilities subject to compromise, issuance of new debt in connection with the NSN rights offering and the reclassification of AOD debt due within one year to reflect the maturity extension contemplated under the Plan. The debt of SFL is also reclassified to long-term as a result of amending the third-party credit facilities of SFL to conform with the charter payment schedules included as part of the RSA. Additional adjustments are made for adequate protection payments (during bankruptcy, under U.S. GAAP, payments to the secured lenders required under the Plan were considered adequate protection payments and were offset against the principal value of the debt rather than being expensed as financing costs. At the Effective Date, the principal value is reinstated and the value of adequate projection payments paid during bankruptcy is expensed), debt issuance costs, and discount on the NSN for pre-issuance accrued interest. The net increase reflects the following:

(In US$ millions)
Senior undersecured or impaired external debt	$5,371
Adequate protection payments	81
Lender consent fee	(27)

Total surviving secured credit facilities	5,425
Lender consent fee (AOD facility)	(1)
Issuance of NSN	880
NSN discount: pre-issuance accrued interest	(5)
NSN debt issuance cost	(9)
Reclassification of AOD and SFL debt due within one year	509

Net increase in long-term debt	$6,799

(g)	The Predecessor capital account balances are eliminated to reflect the Step Plan of the Reorganization. The net effect to Predecessor retained earnings is as follows:

(In US$ millions)
Liabilities subject to compromise	$9,191
Less: Payment toward general unsecured cash pool for non-eligible rights offering holders	(23)
Less: Payment toward newbuild counterparty members	(13)
Less: Payment toward general unsecured pool recovery cash account	(17)
Less: Reinstatement of accounts payable and other liabilities	(103)
Less: Reinstatement of amount due to related party	(20)
Less: Reinstatement of senior undersecured or impaired external debt	(5,371)
Less: Adequate protection payments	(83)
Less: Newbuild counterparty advisor fees	(4)
Less: New commitment party closing fees	(1)
Less: Payment of CoCom fees	(4)
Less: Payment of professional fees and success fees	(179)

Net income effect on Predecessor retained earnings	3,373
Cancellation of Predecessor common units	1,008
Cancellation of Predecessor additional paid-in capital	3,313
Cancellation of Predecessor contributed surplus	1,956
Elimination of NADL and Sevan non-controlling interests	302

Change in Predecessor retained earnings	$9,952

(h)	Reflects the issuance of $200 million of Successor common stock per the Equity Commitment.

(i)	Upon emergence, NADL and Sevan will be wholly owned subsidiaries of New Seadrill. This adjustment reflects the elimination of the non-controlling interests of NADL and Sevan.

(In US$ millions)
Non-controlling interest in NADL	$76
Non-controlling interest in Sevan	226

Total non-controlling interest eliminated	$302

(j)

Reflects the removal of the historical impairment expense recognized in conjunction with the rejected Newbuildings contracts as part of the Chapter 11 process. This impairment should be eliminated from the pro forma income statement because it is non-recurring in nature and directly related to the Reorganization.

(k)

Reflects the removal of prepetition restructuring expenses incurred related to the Chapter 11 process that were booked in general and administrative expenses and other financial items and other income and expenses, net. These restructuring expenses should be eliminated from the pro forma income statement because they are non-recurring in nature and directly related to the Reorganization.

(l)	Adjustments to interest expense reflects the following:

(In US$ millions)
Removal of historical interest expense	$285
Pro forma interest expense on NSN	(106)
Amortization of NSN debt issuance costs	(1)
Accretion of discount on NSN	(1)
Pro forma interest expense on senior secured credit facilities	(274)
Accretion of discount on senior secured credit facilities	(47)
Interest expense on SFL	(47)

Net pro forma adjustment to interest expense	$(191)

The impact of a one-eighth percent change in the variable interest rate for senior secured debt would result in an increase or decrease in interest expense of approximately $8 million annually. The adjustments to the interest expense are expected to be recurring in nature due to the change in financing as a result of the Reorganization.

(m)

Reflects the removal of reorganization items, net which represents charges for professional fees and other costs directly attributable to the Chapter 11 process that will not have a continuing effect on the Company. These reorganization items should be eliminated from the pro forma income statement because they are non-recurring in nature and directly related to the Reorganization.

(n)	Reflects the elimination of net loss attributable to non-controlling interests of NADL and Sevan. Upon emergence, NADL and Sevan will be wholly owned subsidiaries of New Seadrill.

(In US$ millions)
Net income attributable to non-controlling interest in NADL	$(90)
Net income attributable to non-controlling interest in Sevan	(65)

Net loss attributable to non-controlling interest eliminated	$(155)

The adjustment to the Net Gain/Loss attributable to non-controlling interests is expected to be recurring due to the increased holdings of NADL and Sevan.

Fresh Start Adjustments

(o)

Reflects the fair value adjustment to remove deferred mobilization cost, which is determined to have no future economic benefits. Deferred mobilization costs of $15 million and $5 million are included in current and other non-current assets, respectively.

(p)	The fair value adjustment to investment in associated companies reflects the following items:

(In US$ millions)
Current due from related parties	$217
Non-current due from related parties	547

Total predecessor related parties receivable	764
less: related party amount owed by Seadrill Partners for West Vencedor receivable (1)	(25)
less: related party amount owed by Archer for its convertible note (2)	(53)

Net AR due from related parties	686
Plus: Seadrill Partners common units included in marketable securities within other current assets	96
Plus: Pro forma investment in associated companies	1,314

Total NCE fair value	$2,096

Reversal of predecessor investment in associated companies	$(1,473)
Pro forma investment in associated companies	1,314

Fair value adjustment to investment in associated companies	$(159)

(1)

This receivable is expected to be fully collected by Effective Date and was considered as part of excess cash of total distributable value. At December 31, 2017, the $25 million receivable under the West Vencedor loan serves to increase the value attributed to other non-operating assets and reduce excess cash.

(2)

The amount owed by Archer under its convertible note is separately evaluated as part other asset value (excluding excess cash) as part of the build-up of total distributable value. As a result, it is removed from the reconciliation of non-consolidated entities value for fresh start.

(q)	Reflects the fair value adjustment to Newbuildings, which is expected to be zero as of the Effective Date.

(r)	Reflects the fair value adjustment to the drilling units to arrive at the midpoint of consolidated company operating value.

(s)

Reflects a $260 million fair value adjustment to the senior secured credit facilities offset by $30 million in write-offs of unamortized predecessor debt issuance cost and lender consent fees. The fair value adjustment reflects the estimated discount upon emergence to arrive at the midpoint of the fair value of the New Seadrill debt range provided as part of the distributable value. See table below for implied discount calculation and related debt fees.

(In US$ millions)
Predecessor long-term debt	$485
Net increase in long-term debt (footnote (f) from above)	6,799

Pro forma reorganized debt	7,284
Write-off of unamortized predecessor debt issuance cost	2
Write-off of unamortized lender consent fees on the senior secured credit facilities	28
Add: NSN debt issuance cost	9
Add: NSN discount (pre-issuance accrued interest)	5

Pro forma par value of reorganized debt	7,328
Less: Midpoint of the New Seadrill fair value of debt	7,068

Pro forma discount on New Seadrill debt	$260

Midpoint of the New Seadrill debt value	$7,068
Less: NSN discount (pre-issuance accrued interest)	(5)
Less: NSN debt issuance cost	(9)

Pro forma reorganized debt	$7,054

(t)

Reflects the fair value adjustment to remove deferred mobilization revenue, which the Company has determined to have no future performance obligations. Deferred mobilization revenue of $37 million and $18 million are included in current and other non-current liabilities, respectively.

(u)

Reflects the adjustment to remove net carrying value of unfavorable contracts for $23 million included in current liabilities as well as reverse corresponding amortization of unfavorable contracts of $43 million from other revenues.

(v)	Reflects the fair value adjustment of deferred tax liabilities as a result of applying fresh start accounting.

(w)	Reflects the fresh start accounting adjustment to reset retained earnings and accumulated other comprehensive income.

(x)	Reflects the cumulative impact of our fresh start accounting adjustments.

(y)	Reflects the fair value adjustment of non-controlling interest for AOD from a carrying value of $149 million to the midpoint fair value of $31 million.

(z)

Reflects the adjustments to depreciation expense for the drilling units of New Seadrill due to recording balances at fair value as a result of the adoption of fresh start accounting as of the Effective Date. There was no impairment expense related to long-lived assets in 2017. The drilling units were depreciated at an estimated remaining weighted-average useful life of 22.4 years. The reduction of the depreciation related to the drilling units that have been recorded at fair value as of the Effective Date is a recurring item.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

Directors

In connection with the Reorganization, our board of directors was expanded to seven members who were appointed by certain Commitment Parties in accordance with the Investment Agreement. Pursuant to the Investment Agreement, Hemen was entitled to appoint four directors to our board, two of whom were required to be independent directors. Centerbridge and the Select Commitment Parties were each entitled to appoint one independent director. The remaining director was required to be an independent director appointed by mutual agreement of Hemen, Centerbridge and the Select Commitment Parties.

New Seadrill’s board of directors consists of the following seven members:

Name	Age
John Fredriksen	74
Harald Thorstein	38
Eugene Davis	63
Kjell-Erik Østdahl	53
Peter J. Sharpe	59
Birgitte Vartdal	41
Scott D. Vogel	42

Biographic information about each of our directors is set forth below:

John Fredriksen serves as a director appointed by Hemen. Mr. Fredriksen has served as Chairman of the Board, President, and a director of Seadrill since its inception in May 2005. Mr. Fredriksen has also served since 1997 as Chairman, President, and a director of Frontline Ltd., or Frontline, a Bermuda company listed on the NYSE and the OSE, and from 2001 until September 2014 as Chairman of the Board, President and a director of Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market. Mr. Fredriksen also currently serves as a director of Golden Ocean Group Limited, a Bermuda company listed on the Nasdaq Stock Market and the OSE, since March 2015. Mr. Fredriksen also served as a director and chairman of the board of NADL from its inception in 2011 until September 2015.

Eugene I. Davis serves as an independent director appointed by the mutual agreement of Hemen, Centerbridge and the Select Commitment Parties. Mr. Davis is the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately held consulting firm specializing in turnaround management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a chief executive officer, chief restructuring officer, director, chairman or committee chairman of a number of businesses operating in diverse sectors. He was the President, Vice Chairman and a director of Emerson Radio Corporation, a consumer electronics company, from 1990 to 1997 and was the Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc., a direct-mail marketer of sports equipment, from 1996 to 1997. Mr. Davis began his career in 1980 as an attorney and international negotiator with Exxon Corporation and Standard Oil Company (Indiana) and was in private practice from 1984 to 1998.

Mr. Davis currently serves as Co-Chairman of Verso Corporation and Chairman of the Board of Atlas Iron Limited, which executed definitive documentation to be acquired by Mineral Resources with Mr. Davis agreeing to resign at closing. Mr. Davis also serves as a director of Titan Energy, LLC and VICI Properties, Inc., as well as certain private, non-SEC reporting companies. During the past five years, Mr. Davis has been a director of the following public or formerly public companies: ALST Casino Holdco, LLC; Atlast Air Worldwide Holdings, Inc.; The Cash Store Financial Services, Inc.; Dex One Corp.; Genco Shipping & Trading Limited; Global Power Equipment Group, Inc.; Goodrich Petroleum Corp.; Great Elm Capital Corp.; GSI Group, Inc.; Hercules

Offshore, Inc.; HRG Group, Inc.; Knology, Inc.; SeraCare Life Sciences, Inc.; Spansion, Inc.; Spectrum Brands Holdings, Inc.; and WHIM Corp.

Mr. Davis obtained a Bachelor’s degree from Columbia College, a master of international affairs degree (MIA) in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctorate from Columbia University School of Law.

Harald Thorstein serves as a director appointed by Hemen. Mr. Thorstein has served as a director of Seadrill since December 2017. He has also served as a director of Seadrill Partners LLC since September 2012. Mr. Thorstein is currently employed by Seatankers Consultancy Services (UK) Limited (previously Frontline Corporate Services) in London, a Hemen related party, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. He has also served as a director of Ship Finance International Limited since 2011. Mr. Thorstein has served as a director of Solstad Farstad ASA since June 2017 and Axactor AB since September 2017.

Kjell-Erik Østdahl serves as an independent director appointed by Hemen. Since 2016, Mr. Østdahl has been a senior advisor to Blackstone’s Private Equity Energy division in London and has also acted as a senior advisor at EY in Stavanger, Norway. Prior to that, between 2014 to 2015, Mr. Østdahl worked in Norway as a senior partner at HitecVision, a private equity investor focused on the upstream oil and gas industry. Prior to that, between 1990 and 2005, and again between 2007 to 2013 and 2013, Mr. Østdahl worked at Schlumberger and its subsidiary, WesternGeco, including in France as EVP Operations and Support and Chief Procurement, in the U.K. and Norway as VP Operations, General Manager, Marketing Manager, Business Development Manager and Local Manager and in China and Indonesia as a Field Engineer. Between 2006 and 2007, Mr. Østdahl worked at Statoil as Chief Procurement Officer (Norway). He holds and has held various non-executive directorships and advisory roles including: (a) as Chairman of Sekal (Norway) from 2015 to date, and of Atlantica Tender Drilling (U.S.A) from 2014 to 2016; and (b) as a board member of the Flux Group (Norway) from 2015 to 2016 and of Wirescan (Norway) from 2014 to 2015. Mr. Østdahl has also agreed to act as a director of Mime, a new independent E&P player in the North Sea. Mr. Østdahl holds an MSc Electrical Engineering degree from NTNU Norwegian University of Science & Technology, Norway.

Peter J. Sharpe serves as an independent director appointed by Centerbridge. Mr. Sharpe retired from Shell in 2017 after holding a diverse range of Executive Management positions in international locations over a period of 37 years. Mr. Sharpe served as Executive Vice President of Royal Dutch Shell for over 10 years, with responsibility for managing Shell upstream investments in well construction and maintenance globally. Mr. Sharpe brings significant experience in all aspects of upstream development, asset management, and major project delivery. Mr. Sharpe served as Chairman of SWMS Pte Ltd an independent Joint Venture between Shell and CNPC from 2012 to 2017 and as a non-Executive director of Xtreme Drilling and Coil Services Corporation from 2008 to 2014. He brings to the Board expertise in strategic and operational risk management, supply chain management, organisational change and monetisation of technology. Mr. Sharpe received a Bachelor of Science degree from the University of Hull in 1980 and is currently Chairman of the Board of Governors at Eastfield School.

Birgitte Vartdal serves as an independent director appointed by Hemen. Ms. Vartdal has served as Chief Executive Officer of Golden Ocean Management AS since May 2016 and previously served as Chief Financial Officer of Golden Ocean from June 2010 to April 2016. Ms. Vartdal current serves on the board of Marine Harvest ASA and as a member of the corporate assembly of Equiner ASA. She also previously served as a director of Sevan Drilling Ltd (formerly Sevan Drilling ASA). Ms. Vartdal holds a Siv.Ing. (MSc) degree in Physics and Mathematics from the Norwegian University of Science and Technology and an MSc in Financial Mathematics from Herio-Watt University in Scotland.

Scott D. Vogel serves as an independent director appointed by the Select Commitment Parties. Mr. Vogel is the Managing Member of Vogel Partners LLC, a private investment firm. He was previously a managing director at Davidson Kempner Capital Management, L.L.C., in the Global Distressed Debt Group managing over $15 billion in assets and 75 investment professionals. Mr. Vogel also serves as a Director on the public company Boards of Bonanza Creek Energy, Key Energy Services, Arch Coal, and Avaya Inc. and several private companies.

Senior management

Biographic information of certain key employees within our affiliates who are responsible for overseeing management of our business is set forth below:

Anton Dibowitz serves as the Chief Executive Officer of Seadrill Management Ltd. and as our Principal Executive Officer. Mr. Dibowitz was appointed Chief Executive Officer of Seadrill in July 2017. Prior to this Mr. Dibowitz served as Executive Vice President of Seadrill Management Ltd. since June 2016, and as Chief Commercial Officer since January 2013. He has over 20 years drilling industry experience most recently serving as Vice President of Marketing and prior to that as Commercial Director, Deepwater Western Hemisphere Division. Prior to joining Seadrill, Mr. Dibowitz held various positions within tax, process reengineering and marketing at Transocean Ltd. and Ernst & Young LLP. He is a Certified Public Accountant and a graduate of the University of Texas at Austin where he received a Bachelor’s degree in Business Administration, and Master’s degrees in Professional Accounting (MPA) and Business Administration (MBA).

Mark Morris serves as the Chief Financial Officer of Seadrill Management Ltd. and as our Principal Financial Officer and Principal Accounting Officer. Mr. Morris was appointed as Seadrill’s Chief Financial Officer in September 2015. Mr. Morris was most recently the chief financial officer for Rolls-Royce Group plc and held several roles in his 28 years with the company. During his career at Rolls Royce, amongst other roles, Mr. Morris served as group treasurer and managing director of Rolls-Royce Capital and as treasurer of International Aero Engines, a Rolls-Royce Joint Venture. Mr. Morris has served as Seadrill Partners Chief Executive Officer since September 2015.

Leif Nelson has served as Seadrill Management Ltd.’s Chief Operating Officer since July 2015. He has over 18 years of experience in the drilling industry, most recently as our Vice President Operations Performance. Prior to joining Seadrill, Mr. Nelson held various operational positions for Transocean Ltd. Mr. Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the Board of the Well Control Institute.

Chris Edwards has served as Seadrill Management Ltd.’s General Counsel since February 2015 and was appointed Senior Vice President in June 2016. He has over 20 years of in-house legal experience in the natural resources sector, including serving as General Counsel Corporate and General Counsel of the Aluminum Division at BHP Billiton. Prior to working in-house, he trained and worked at Linklaters LLP in its London and Hong Kong offices.

Board practices

Our board of directors currently consists of seven directors, of whom five are independent. The initial seven directors were appointed by certain parties to the Investment Agreement as described under “—Directors and senior management—Directors.” Certain parties continue to have director appointment rights pursuant to our bye-laws which were adopted in connection with our emergence from bankruptcy. For as long as Hemen owns at least 10% of our issued and outstanding common shares, it will have the right to appoint two affiliated directors and two independent directors to our board of directors. If Hemen owns greater than 5% but less than 10% of our issued and outstanding common shares, it will have the right to appoint one affiliated director and two independent directors to our board of directors. Additionally, Centerbridge will have the right to appoint one director at the time of our first annual meeting of shareholder’s following the first anniversary of the Effective Date, provided that Centerbridge retains at least 50% of its original investment in New Seadrill’s common shares at such time. Except as described above, our board of directors will be elected annually by holders of common shares in accordance with our bye-laws. See “Description of Share Capital.”

In connection with the Reorganization, we established an audit committee of the Board of Directors of New Seadrill. The audit committee is responsible for overseeing the quality and integrity of our Consolidated Financial Statements and our accounting, auditing and financial reporting practices; our compliance with legal and regulatory requirements; the independent auditor’s qualifications, independence and performance; and our internal audit function.

In lieu of a nomination committee, we expect that the board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information about the estimated beneficial ownership of New Seadrill’s common shares as of the Effective Date, after giving effect to the Plan and the transactions contemplated thereby, for:

•	each shareholder known by us to own beneficially 5% or more of our common shares;

•	each of our directors; and

•	each of our executive officers.

The number of shares and percentage of ownership indicated in the following table is based on 100.0 million common shares of New Seadrill that were issued and outstanding as of the Effective Date.

Information with respect to beneficial ownership has been furnished by each director, officer, beneficial owner of more than 5% of our common shares or selling shareholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote, to our knowledge, the persons named in the table below will have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

	Beneficial Ownership
5% Shareholders, Officers and Directors	Number of Shares	Percent of Total
Beneficial Owners of 5% or More of Our Common Shares
Aristeia Capital, LLC (1)	6,612,665	6.61%
Investment funds affiliated with Centerbridge Partners, L.P. (2)	8,846,229	8.85%
GLG Partners LP (3)	8,214,784	8.21%
Hemen Investments Limited (4)	30,857,045	30.86%
Saba Capital Management, L.P. (5)	5,640,836	5.64%
Directors and Executive Officers (6)
John Fredriksen	(4)	(4)
Harald Thorstein	—	—
Eugene Davis	—	—
Kjell-Erik Østdahl	—	—
Peter J. Sharpe	—	—
Birgitte Vartdal	—	—
Scott D. Vogel	—	—
Anton Dibowitz	—	—
Mark Morris	—	—
Leif Nelson	—	—
Chris Edwards	—	—

*	Represents less than 1%
(1)

Consists of 5,461,150 shares held by Aristeia Master, L.P., 21,192 shares held by Amundi Absolute Return Aristeia Fund plc – Amundi Absolute Return Aristeia Reflection Fund, 396,882 shares held by ASIG International Limited, 192,576 shares held by Compass ESMA LP, 264,505 shares held by Compass TSMA LP and 276,360 shares held by Windermere Ireland Fund plc. Aristeia Capital, LLC and Aristeia Advisors, L.P. (collectively, “Aristeia”) may be deemed the beneficial owners of the securities described herein in their capacity as the investment manager, trading manager, and/or general partner, as the case may be, of Aristeia Master, L.P., Amundi Absolute Return Aristeia Fund plc – Amundi Absolute Return Aristeia Reflection Fund, Windermere Ireland Fund PLC, Compass ESMA LP and Compass TSMA LP (each an “Aristeia Fund” and collectively, the “Aristeia Funds”). As investment manager, trading advisor and/or general partner of each Aristeia Fund, Aristeia has voting and investment control with respect to the securities held by each Aristeia Fund. Anthony M. Frascella is the Chief Investment Officer of Aristeia.

Each of Aristeia and such individual disclaims beneficial ownership of the securities referenced herein except to the extent of its or his direct or indirect economic interest in the Aristeia Funds. The address of each of the foregoing entities is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.
(2)

Consists of 5,988,641 shares held directly by Centerbridge Credit Partners Master AIV III, L.P., 386,685 shares held directly by Centerbridge Special Credit Partners II AIV III, L.P., 2,329,542 shares held directly by Centerbridge Special Credit Partners III AIV III, L.P., 107,787 shares held directly by Centerbridge Credit Partners Master, L.P., 20,638 shares held directly by Centerbridge Special Credit Partners II, L.P. and 12,936 shares held directly by Centerbridge Special Credit Partners III, L.P. (collectively, the “Centerbridge Holders”). Centerbridge Credit Partners Offshore General Partner, L.P. is the general partner of Centerbridge Credit Partners Master AIV III, L.P. and Centerbridge Credit Partners Master, L.P., Centerbridge Credit Cayman GP, Ltd. is the general partner of Centerbridge Credit Partners Offshore General Partner, L.P., and Centerbridge Credit GP Investors, L.L.C. is the director of Centerbridge Credit Cayman GP, Ltd. Centerbridge Special Credit Partners General Partner II, L.P. is the general partner of Centerbridge Special Credit Partners II AIV III, L.P. and Centerbridge Special Credit Partners II, L.P., CSCP II Cayman GP Ltd. is the general partner of Centerbridge Special Credit Partners General Partner II, L.P., and Centerbridge Special GP Investors II, L.L.C. is the director of CSCP II Cayman GP Ltd. Centerbridge Special Credit Partners General Partner III, L.P. is the general partner of Centerbridge Special Credit Partners III AIV III, L.P. and Centerbridge Special Credit Partners III, L.P., and CSCP III Cayman GP Ltd. is the general partner of Centerbridge Special Credit Partners General Partner III, L.P. Jeffrey H. Aronson and Mark T. Gallogly, the managing members of Centerbridge Credit GP Investors, L.L.C. and Centerbridge Special GP Investors II, L.L.C. and the directors of CSCP III Cayman GP Ltd., share the power to vote and invest the common shares held by the Centerbridge Holders. Each of Messrs. Aronson and Gallogly disclaims beneficial ownership of such securities. The address for each of the Centerbridge Holders is 375 Park Avenue, 11th Fl., New York, New York 10152.

(3)

Consists of 1,822,114 shares held by Crown Managed Accounts SPC, 724,562 shares held by European Distressed MAC Limited, 1,013,285 shares held by Man GLG Credit Multi-Strategy Master Fund, 3,286,959 shares held by Man GLG European Distressed and 1,367,864 shares held by Man GLG SPV Holdings II. The investment manager of each of the foregoing entities is GLG Partners LP. Galia Velimukhametova is the GLG portfolio manager with overall responsibility for managing the securities referenced herein. The address of each of the foregoing entities is c/o GLG Partners LP, Riverbank House, 2 Swan Lane, London EC4R 3AD.

(4)

The shares beneficially held by Hemen are indirectly held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. The address of Hemen is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY-3399 Limassol, Cyprus.

(5)

Consists of 513,851 shares held by Saba Capital Master Fund, Ltd, 975,482 shares held by Saba Capital Leveraged Master Fund, Ltd., 3,363,179 shares held by Saba Capital Master Fund II, Ltd. and 788,324 shares held by Saba Capital Series LLC. Saba Capital Management, L.P. is a registered investment advisor and is the investment advisor to each of the foregoing entities. Boaz R. Weinstein is the majority owner of Saba Capital Management, L.P. and has investment control over the securities reported hereby. The address of each of the foregoing entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(6)	The business address for each of our directors and officers is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

SELLING SHAREHOLDERS

Information with respect to beneficial ownership has been furnished by each selling shareholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

The common shares registered hereby were acquired by the selling shareholders in connection with the transactions contemplated by the Plan. Unless set forth in this section, under “Certain Relationships and Related Party Transactions,” or under “Item 7.B. Related Party Transactions” of Seadrill Limited’s 2017 Annual Report, to our knowledge, none of the selling shareholders has, or within the past three years has had, any material relationship with us or with any of our predecessors or affiliates.

The number of shares and percentage of ownership indicated in the following table is based on 100.0 million common shares of New Seadrill that were issued and outstanding as of the Effective Date.

The following table sets forth information with respect to the selling shareholders and common shares beneficially owned by the selling shareholders as of the Effective Date that may be offered from time to time pursuant to this prospectus. The selling shareholders may offer all, some or none of their common shares. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Common Shares Beneficially Owned	Maximum Number of Common Shares That May Be Offered By This Prospectus	Percentage of Common Shares Beneficially Owned
			Before Offering	If Maximum Number of Shares Offered are Sold
683 Capital Partners, LP	795,913	685,215	*	*
A&Q Metric SPC - Black Diamond Arbitrage SP	143,341	123,403	*	*
ARCM Master Fund III Ltd.	899,998	778,534	*	*
Aristeia Capital, LLC(1)	6,612,665	6,112,015	6.61%	*
Atlant Edge	32,403	28,325	*	*
Atlant Stability Offensiv	114,174	97,863	*	*
Attestor Master Value Fund LP	3,535,968	1,313,793	3.54%	2.22%
Barclays Bank PLC	1,259,043	1,081,602	1.26%	*
Berling Capital Oy	11,908	10,247	*	*
BFAM Asian Opportunities Master Fund, LP	306,841	264,154	*	*
Black Diamond Arbitrage Offshore Ltd.	46,691	40,199	*	*
Black Diamond Offshore Ltd.	65,358	56,268	*	*
Carmignac Patrimoine	899,194	770,749	*	*
Carmignac Portfolio Patrimoine	95,577	82,053	*	*
Carmignac Portfolio Unconstrained Credit	25,924	25,924	*	*
Cedarview Opportunities Master Fund, LP	42,586	36,605	*	*
Investment funds affiliated with Centerbridge Partners, L.P.(2)	8,846,229	8,704,868	8.85%	*
Credit Opportunity One SARL	81,636	61,671	*	*
Compass Mav LLC	65,777	48,678	*	*
DnB High Yield	369,666	316,867	*	*
DnB SICAV - High Yield	65,431	56,094	*	*
Double Black Diamond Offshore Ltd.	512,680	441,374	*	*
Fidelidade - Companhia de Seguros, S.A.	1,574,882	1,342,276	*	*
Frost Total Return Bond Fund	240,091	206,695	*	*
GLG Partners LP(3)	8,214,784	7,511,672	8.21%	*
Graham Macro Strategic Ltd.	1,154,658	753,774	*	*
Hemen(4)	30,857,046	30,857,046	30.86%	*
IF P&C Insurance Ltd.	1,901,133	1,636,712	1.90%	*
Insparo Emerging Markets Credit Master Fund	350,771	301,987	*	*

Name of Selling Shareholder	Number of Common Shares Beneficially Owned	Maximum Number of Common Shares That May Be Offered By This Prospectus	Percentage of Common Shares Beneficially Owned
			Before Offering	If Maximum Number of Shares Offered are Sold
IP All Seasons Asian Credit Fund	201,493	171,729	*	*
JLP Credit Opportunity IDF Series Interests of the SALI Multi-Series Fund LP	29,587	25,427	*	*
JLP Credit Opportunity Master Fund Ltd	272,720	234,457	*	*
KL Special Opportunities Master Fund LTD	77,462	66,686	*	*
Mamoré Holding B.V.	11,981	10,316	*	*
Mandatum Life Insurance Company Limited	414,022	355,933	*	*
Mandatum Life SICAV-SIF - Mandatum Life Nordic High Yield Total Return Fund	46,958	40,363	*	*
MAP 128 Segregated Portfolio (LMA SPC)	480,322	409,709	*	*
Alexey Mauergauz	478,993	412,375	*	*
Mercer QIF Fund PLC - Mercer Investment Fund 1	17,781	15,289	*	*
MP Pensjon PK	1,165,630	985,029	1.17%	*
New Generation Limited Partnership	163,182	140,478	*	*
New Generation Turnaround Fund (Bermuda) LP	349,831	301,178	*	*
Nine Masts Investment Fund	1,423,134	1,228,996	1.42%	*
Nordic High Income Bond Fund	33,397	28,626	*	*
P&C Insurance Ltd (Publ)
Pandora Select Partners, LP	517,653	478,363	*	*
Partners Value Investments Inc.	340,994	290,635	*	*
Prelude Opportunity Fund LP	9,034	7,784	*	*
Quaker Event Arbitrage Fund, a series of Quaker Investment Trust	13,136	11,308	*	*
Roc Oil Company Limited	112,473	95,858	*	*
Saba Capital Management, L.P. (5)	5,640,836	4,972,369	5.64%	*
Schroder GAIA II NGA Turnaround	14,705	12,658	*	*
Stillwater Trust LLC	47,415	40,769	*	*
The Decca Master Fund Limited	268,028	193,491	*	*
Umo Capital Oy	7,183	6,186	*	*
Mac & Co ITF Vertex Enhanced Income Fund (YVRF 4001002)	56,236	47,929	*	*
Whitebox Credit Partners, LP	458,100	423,941	*	*
Whitebox GT Fund, LP	105,259	97,654	*	*
Whitebox Multi-Strategy Partners, LP	986,057	909,913	*	*
Whitebox Relative Value Partners, LP	599,767	555,878	*	*
Wilfrid Investment Partners LP	47,783	41,129	*	*

*	Represents less than 1%
(1)

Shares beneficially owned consists of 5,461,150 shares held by Aristeia Master, L.P., 21,192 shares held by Amundi Absolute Return Aristeia Fund plc – Amundi Absolute Return Aristeia Reflection Fund, 396,882 shares held by ASIG International Limited, 192,576 shares held by Compass ESMA LP, 264,505 shares held by Compass TSMA LP and 276,360 shares held by Windermere Ireland Fund plc. Maximum number of shares that may be offered by this prospectus consists of 5,084,668 shares held by Aristeia Master, L.P., 362,249 shares held by ASIG International Limited, 174,195 shares held by Compass ESMA LP, 239,495 shares held by Compass TSMA LP and 251,408 shares held by Windermere Ireland Fund plc. Aristeia Capital, LLC and Aristeia Advisors, L.P. (collectively, “Aristeia”) may be deemed the beneficial owners of the securities described herein in their capacity as the investment manager, trading manager, and/or general partner, as the case may be, of Aristeia Master, L.P., Amundi Absolute Return Aristeia Fund plc – Amundi Absolute Return Aristeia Reflection Fund, Windermere Ireland Fund PLC, Compass ESMA LP and Compass TSMA LP (each an “Aristeia Fund” and collectively, the “Aristeia Funds”). As investment manager, trading advisor and/or general partner of each Aristeia Fund, Aristeia has voting and investment control with respect to the securities held by each Aristeia Fund. Anthony M. Frascella is the Chief Investment Officer of Aristeia. Each of Aristeia and such individual disclaims beneficial ownership of the securities referenced herein except to the extent of its or his direct or indirect economic interest in the Aristeia Funds. The address of each of the foregoing entities is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.
(2)

Shares beneficially owned consists of 5,988,641 shares held directly by Centerbridge Credit Partners Master AIV III, L.P., 386,685 shares held directly by Centerbridge Special Credit Partners II AIV III, L.P., 2,329,542 shares held directly by Centerbridge Special Credit Partners III AIV III, L.P., 107,787 shares held directly by Centerbridge Credit Partners Master, L.P., 20,638 shares held directly by Centerbridge Special Credit Partners II, L.P. and 12,936 shares held directly by Centerbridge Special Credit Partners III, L.P. (collectively, the “Centerbridge Holders”). Maximum number of shares that may be offered by this prospectus consists of 5,988,641 shares held directly by Centerbridge Credit Partners Master AIV III, L.P., 386,685 shares held directly by Centerbridge Special Credit Partners II AIV III, L.P., and 2,329,542 shares held directly by Centerbridge Special Credit Partners III AIV III, L.P. Centerbridge Credit Partners Offshore General Partner, L.P. is the general partner of Centerbridge Credit Partners Master AIV III, L.P. and Centerbridge Credit Partners Master, L.P., Centerbridge Credit Cayman GP, Ltd. is the general partner of Centerbridge Credit Partners Offshore General Partner, L.P., and Centerbridge Credit GP Investors, L.L.C. is the director of Centerbridge Credit Cayman GP, Ltd. Centerbridge Special Credit Partners General Partner II, L.P. is the general partner of Centerbridge Special Credit Partners II AIV III, L.P. and Centerbridge Special Credit Partners II, L.P., CSCP II Cayman GP Ltd. is the general partner of Centerbridge Special Credit Partners General Partner II, L.P., and Centerbridge Special GP Investors II, L.L.C. is the director of CSCP II Cayman GP Ltd. Centerbridge Special Credit Partners General Partner III, L.P. is the general partner of Centerbridge Special Credit Partners III AIV III, L.P. and Centerbridge Special Credit Partners III, L.P., and CSCP III Cayman GP Ltd. is the general partner of Centerbridge Special Credit Partners General Partner III, L.P. Jeffrey H. Aronson and Mark T. Gallogly, the managing members of Centerbridge Credit GP Investors, L.L.C. and Centerbridge Special GP Investors II, L.L.C. and the directors of CSCP III Cayman GP Ltd., share the power to vote and invest the common shares held by the Centerbridge Holders. Each of Messrs. Aronson and Gallogly disclaims beneficial ownership of such securities. The address for each of the Centerbridge Holders is 375 Park Avenue, 11th Fl., New York, New York 10152.

(3)

Shares beneficially owned consists of 1,822,114 shares held by Crown Managed Accounts SPC on behalf of and for the account of Crown/GLG Segregated Portfolio, 724,562 shares held by European Distressed MAC Limited, 1,013,285 shares held by Man GLG Credit Multi-Strategy Master Fund, 3,286,959 shares held by Man GLG European Distressed and 1,367,864 shares held by Man GLG Holding SPV II. Maximum number of shares that may be offered by this prospectus consists of 1,690,515 shares held by Crown Managed Accounts SPC on behalf of and for the account of Crown/GLG Segregated Portfolio, 634,013 shares held by European Distressed MAC Limited, 939,674 shares held by Man GLG Credit Multi-Strategy Master Fund, 3,049,973 shares held by Man GLG European Distressed and 1,197,497 shares held by Man GLG SPV Holdings II. The investment manager of each of the foregoing entities is GLG Partners LP. Galia Velimukhametova is the GLG portfolio manager with overall responsibility for managing the securities referenced herein. The address of each of the foregoing entities is c/o GLG Partners LP, Riverbank House, 2 Swan Lane, London EC4R 3AD.

(4)

The shares beneficially held by Hemen are indirectly held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. The address of Hemen is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY-3399 Limassol, Cyprus.

(5)

Shares beneficially owned consists of 513,851 shares held by Saba Capital Master Fund, Ltd, 975,482 shares held by Saba Capital Leveraged Master Fund, Ltd., 3,363,179 shares held by Saba Capital Master Fund II, Ltd. and 788,324 shares held by Saba Capital Series LLC. Maximum number of shares that may be offered by this prospectus consists of 460,391 shares held by Saba Capital Master Fund, Ltd, 866,695 shares held by Saba Capital Leveraged Master Fund, Ltd., 2,951,613 shares held by Saba Capital Master Fund II, Ltd. and 693,670 shares held by Saba Capital Series LLC. Saba Capital Management, L.P. is a registered investment advisor and is the investment advisor to each of the foregoing entities. Boaz R. Weinstein is the majority owner of Saba Capital Management, L.P. and has investment control over the securities referenced herein. The address of each of the foregoing entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Seadrill and its affiliates are party to a number of significant contractual arrangements with related parties. In addition to the information contained in this section, you should carefully review “Item 7.B. Related Party Transactions” of Seadrill Limited’s 2017 Annual Report, which is incorporated by reference into this prospectus.

Registration Rights

Under the terms of a registration rights agreement that we entered into on April 17, 2018 with the Commitment Parties, we have agreed to register for resale under the Securities Act and applicable state securities laws the common shares held by the Commitment Parties and certain other recipients of our common shares (the “Registrable Securities”) and to include any of these common shares in a registration by us of other common shares, including common shares offered by us or by any shareholder. We have agreed to use commercially reasonable efforts to have the registration statement declared effective by the SEC and inform all the shareholders named in the registration statement of its effectiveness on the same business day as effectiveness is obtained. We are required to maintain the effectiveness of this resale registration statement until the date on which all of the common shares covered by the registration statement have been sold.

Certain Commitment Parties may request to sell all or a portion of their common shares covered by the registration statement in an underwritten offering (including block trades), subject to certain priority allocations among the Commitment Parties as set forth in the Registration Rights Agreement, but no such Commitment Party is entitled to make a demand for any underwritten offering unless such Commitment Party holds at least 5% of our issued and outstanding common shares, calculated at the time of such demand. In addition, certain of the Commitment Parties that hold at least 5% of our issued and outstanding common shares, calculated at the time of such demand, shall receive demand resale registration rights if there is not an effective shelf registration statement during the time we are required to have such an effective shelf registration statement. Underwritten offerings and demand registrations are subject to the limitations set forth in the Registration Rights Agreement, including the following: (x) no more than four underwritten offerings in any 12-month consecutive period; (y) no more than one underwritten offering or demand registration within sixty (60) days (or such longer period specified in any applicable lock-up agreement entered into with underwriters) after the consummation of a previous underwritten offering or demand registration or (z) no underwritten offering or demand registration if the aggregate proceeds expected to be received from the sale of the common shares covered by the registration statement requested to be sold in such underwritten offering or demand registration, in the good faith judgment of the managing underwriter(s) for such underwritten offering (or the Issuer if such demand registration is not underwritten), is less than $50 million. The demand and piggyback registration rights shall be transferable by any holder of Registrable Securities to its affiliates, or by certain Commitment Parties in connection with any private sale transaction of Registrable Securities of $25 million or more. In addition, all Commitment Parties and holders of certain General Unsecured Claims who hold common shares covered by the registration statement may piggyback on underwritten offerings requested by any Commitment Party, subject to certain priority and cutback terms set forth in the Registration Rights Agreement.

Under the Registration Rights Agreement, we are required to use commercially reasonable efforts to cause our common shares to be listed on the Oslo Stock Exchange and to be listed on the NYSE and registered under the Exchange Act on the date that the registration statement has been declared effective by the SEC.

In connection with the first underwritten offering, each holder of Registrable Securities has agreed that it shall not, during the 60 days after the pricing (the “Lock-Up Period”), directly or indirectly, offer, pledge, assign, encumber, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise transfer or dispose of any of its common shares, subject to the following exceptions: (i) common shares issued to a holder by us pursuant to Section 1145 of the Bankruptcy Code in respect of unsecured bonds of Seadrill and NADL; (ii) resales of a maximum of 15% of the applicable holder’s common shares as of the Effective Date pursuant to the registration statement that are not part of the underwritten offering; (iii) a tender offer by us for our common shares approved by our board of directors; (iv) sales to us pursuant to an authorized share repurchase program in accordance with Rule 10b5-1 under the Exchange Act; (v) common shares covered by the registration statement that are included in an underwritten offering; (vi) transfers of common shares between affiliate entities of a holder; or (vii) sales of common shares pursuant to an underwritten public offering. The Lock-Up Period does not apply to any common shares sold under one or more exemptions from registration under the Securities Act or to any common shares sold in reliance on Regulation S, but the Lock-Up Period does apply to sales on the Oslo Stock Exchange. The Registration Rights Agreement does not restrict the ability of holders to sell common shares under the registration statement in non-underwritten offerings before the commencement of the Lock-Up Period or after the termination or expiration of the Lock-Up Period. The Lock-Up Period may be extended for up to an additional 30 days, at the reasonable request of the managing underwriter(s).

We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions, but we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to the failure to cause a registration statement to become effective. The Registration Rights Agreement includes other customary terms including, but not limited to, those relating to suspension periods for registration and offering demands, offering procedures and indemnification.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 4.2 to the registration statement of which this prospectus forms a part.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that became effective as of the Effective Date. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws. Capitalized terms used in this section that are not defined herein have the meanings given to them in our bye-laws.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 53439. We were incorporated on March 14, 2018 under the name New SDRL Limited. On July 2, 2018, in connection with the completion of the Reorganization, we changed our name to Seadrill Limited. Our registered office is located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The objects of our business are unrestricted, and we have the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Our shareholders are expected to approve certain amendments to our bye-laws which would then become effective on the Effective Date. The following description assumes that such amendments have become effective.

Share Capital

Immediately following the completion of the Reorganization, our authorized share capital consisted of 111.1 million common shares, par value $0.10 per share. Upon completion of the Reorganization, there were 100.0 million common shares issued and outstanding, excluding approximately 11.1 million additional common shares reserved for issuance under our Employee Incentive Plan. All of our issued and outstanding common shares are and will be fully paid.

On March 29, 2018 we issued 1,000 common shares to Seadrill in connection with its corporate reorganization pursuant to the Plan.

On July 2, 2018, we issued 100,000,000 common shares pursuant to the terms of the Plan and the Investment Agreement. See “The Reorganization—Issuance and Distribution of the New Shares under the Plan and the Investment Agreement.”

Pursuant to our bye-laws our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by an Ordinary Resolution, being a resolution approved by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, shareholders by Ordinary Resolution may create preference shares. Subject to the Companies Act, any preference shares may, with the sanction of an Ordinary Resolution of the shareholders be issued on terms that they are to be redeemed on the happening of a specified event or on a specified date or may be redeemed at the option of the holder or at our option.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors.

Any cash dividends payable to holders of our common shares listed on the NYSE will be paid to Computershare Trust Company, N.A., our transfer agent in the United States for disbursement to those holders.

Any cash dividends payable to holders of our common shares listed on the Oslo Stock Exchange will be paid to Nordea Bank AB (Publ), Filial i Norge (the “VPS Registrar” or “Nordea”), our transfer agent in Norway for disbursement to those holders.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of 75% of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing at least one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Transfer of Shares

Our board of directors may in its absolute discretion refuse to register the transfer of a share that it is not fully paid. Our board may also decline to register a transfer of a share unless the instrument of transfer is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Our bye-laws also provide if our board is of the opinion that a transfer may breach any law or requirement of any authority or any Listing Exchange, registration of the transfer shall be declined until the board receives satisfactory evidence that no such breach would occur.

In addition, our board may decline to register, and may require Nordea, the registrar of our branch register kept in Norway (the “VPS Register”) to decline to register, a transfer of a share or an interest therein held through the VPS Register if such transfer would be likely, in the opinion of the board to result in 50% or more of our issued share capital (or of the votes attaching to all issued shares) being held or owned, directly or indirectly, by Norwegian tax residents. In connection with this restriction, each shareholder is deemed to be tax resident in the jurisdiction of their address in the share register or the VPS Register and is required to notify us of his tax residence immediately if it is not in such jurisdiction or if it subsequently changes. A failure to notify us of such correction or change can lead to the shareholder’s entitlement to vote, exercise other rights attaching to the shares or interests therein and receive payments of income or capital being suspended and to such shares or interests therein being sold at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by Norwegian tax residents occurs, our bye-laws require our board to make an announcement through the Oslo Stock Exchange, and our board and the VPS Registrar are then entitled to dispose of shares or interests therein to bring such holding by Norwegian tax residents below 50%—the shares or interests therein to be sold being firstly those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the holders.

Subject to these restrictions and any other restrictions in our Bye-laws and to the Companies Acts and applicable United States laws (including, without limitation, the Securities Act and related regulations), a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the usual common form or in such other form as the board may approve. The instrument of transfer must be signed by the transferor and in the case of a share that is not fully paid, the transferee. Our board may also implement arrangements in relation to the evidencing of title to and the transfer of uncertificated shares.

Disclosure of Material Interests

Our Bye-laws provide that, where the requirements of the Oslo Stock Exchange require any person acquiring or disposing of an interest in our shares to give notification of such change in interest, such person must immediately notify the VPS Registrar of the acquisition or disposal and of the person’s resulting interest, following which, the VPS Registrar will notify us and the Oslo Stock Exchange. If a person fails to provide such notification, our board of directors shall require the VPS Registrar to serve the person with notice, requiring compliance with the notification requirements and informing him that pending such compliance the registered holder of the shares shall have suspended its entitlement to vote, exercise other rights attaching to the shares and receive payments of income or capital.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. General meetings of our shareholders may not be held in Norway or the United Kingdom.

Under our bye-laws, at least seven days’ notice of an annual general meeting or a special general meeting must be given to each shareholder. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The accidental omission to give notice to any person does not invalidate the proceedings at a meeting. The quorum required for a general meeting of shareholders is two or more shareholders present in person or by proxy.

Our bye-laws provide that no shareholder is entitled to attend any general meeting unless the shareholder has delivered to our registered office written notice of its intention to attend and vote in person or by proxy at least 48 hours before the time of the meeting or the adjournment thereof.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting unless such requirement is waived in accordance with our bye-laws and the Companies Acts. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. In addition, our bye-laws require that the Company provide to each of the Investors certain financial reports and other information unless such Investor notifies the company otherwise, and provide certain Investors with certain additional inspection rights and access to management.

Election and Removal of Directors

Our bye-laws provide that provided Hemen’s Percentage Interest (as defined in our bye-laws) is at least 5% (and has not previously fallen below 5%), our board shall not have more than seven directors unless the shareholders by Ordinary Resolution determine otherwise and Hemen provides its prior written consent. In the event that Hemen’s Percentage falls below 5%, the number of directors shall be such number as the company by Ordinary Resolution may determine from time to time. Our board of directors will initially consist of seven directors. Our directors are appointed or elected as follows:

(a)

provided that Hemen’s Percentage Interest is equal to or exceeds 10% (and has not previously fallen below 10%), Hemen shall have the right from the Plan Effective Date (as defined in our bye-laws) to: (a) appoint two persons as Hemen Directors (as defined in our bye-laws), of whom one shall be the Chairman; and (b) appoint two persons as Independent Nominees (as defined in our bye-laws), provided that the other directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to our board;

(b)

provided that Hemen’s Percentage Interest is equal to or exceeds 5% but is less than 10% (and has not previously fallen below 5%), Hemen shall have the right from the Plan Effective Date to: (a) appoint one person as a Hemen Director, who shall be the Chairman; and (b) appoint two persons as Independent Nominees, provided that the other directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to our board;

(c)

provided that Centerbridge retains at least 50% of the Initial Centerbridge Investment (as defined in our bye-laws) (and has not previously held less than 50% of the Initial Centerbridge Investment), Centerbridge shall have the right from the Plan Effective Date to appoint one person as a Centerbridge Director (as defined in our bye-laws), including at the time of the first election of directors that follows the first anniversary of the Plan Effective Date (but not at any subsequent election). From the second election of directors which takes place following the first anniversary of the Plan Effective Date (and subsequent elections thereafter), Centerbridge shall no longer have the right to appoint a Centerbridge Director;

(d)

provided that the Select Commitment Parties retain at least 50% of the Initial Select Commitment Parties’ Investment (as defined in our bye-laws) (and have not previously held less than 50% of the Initial Select Commitment Parties’ Investment), the Select Commitment Parties, acting by a majority shall have the right from the Plan Effective Date until immediately prior to the first Annual General Meeting after the Plan Effective Date to appoint one Select Commitment Parties Director (as defined in our bye-laws); and

(e)	Hemen, Centerbridge and the Select Commitment Parties, acting by a majority of each of Hemen, Centerbridge and the Select Commitment Parties, shall have the right from the Plan Effective Date to appoint one Joint Designee Director (as defined in our bye-laws). The New Commitment Parties (as defined in our bye-laws) shall have the right to suggest up to three candidates for the position of Joint Designee Director, which candidates will be considered by Hemen, Centerbridge and the Select Commitment Parties when determining the identity of the Joint Designee Director, provided that the New Commitment Parties will provide the names of the suggested candidates to Hemen, Centerbridge and the Select Commitment Parties not less than 10 Business Days in advance of the proposed date of appointment of the Joint Designee Director in accordance with our bye-laws. Prior to appointing the Joint Designee Director, Hemen, Centerbridge and the Select Commitment Parties will deliver written notice of the proposed identity of the Joint Designee Director to the Ad Hoc Group (with separate notice to the outside legal counsel of the Ad Hoc Group) and Barclays not less than three Business Days in advance of the proposed date of appointment of the Joint Designee Director, and shall take into consideration any objections raised by the New Commitment Parties as to the identity of the Joint Designee Director. Notwithstanding the foregoing, each of Hemen, Centerbridge and the Select Commitment Parties shall not unreasonably withhold its consent to any appointment of such Join Designee Director.

From and after such time as Centerbridge, Hemen and the Select Commitment Parties respectively cease to have the right to appoint their respective Director or Independent Nominee (as the case may be) such directors shall be subject to re-election by Ordinary Resolution at each annual general meeting.

A director (other than an Investor Appointed Director, as defined in our bye-laws) may be removed by the shareholders in a special general meeting, provided notice of the special general meeting convened to remove the director is given to the director concerned. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. Such director is entitled to attend the meeting and be heard on the motion for his removal. An Investor Appointed Director may be removed by written notice delivered to our registered office by the Investor(s) entitled to make the appointment.

The majority of all the Directors, when taken together, shall not be resident in the United Kingdom.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the shareholders in general meeting. Our directors may also be paid all reasonable travel, hotel and incidental expenses properly incurred by them in connection with our business or in the discharge of their duties as directors.

No physical meeting of the board may take place in Norway or the UK. For any meeting of the board or any board committee held electronically, a majority of the directors participating (including the Chairman) must be physically located outside the UK, and the board must use reasonable endeavors to ensure that the meeting is not deemed to be held in Norway.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested and shall be taken into account in determining the quorum for the relevant board meeting. Matters decided at a board meeting are determined by a majority of votes cast. No director (including the Chairman, if any, of the Board) shall be entitled to a second or casting vote. In the case of an equality of votes, the motion shall be deemed to have lost.

A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us, (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions to the fullest extent permitted by Bermuda law. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that the bye-laws may be amended by our board of directors, but any such amendment shall only become operative to the extent it is confirmed by Ordinary Resolution of our shareholders. Our bye-laws also provide that as long as Hemen’s Percentage Interest (as defined in our bye-laws) is at least 5%, Hemen’s prior written consent is required for any amendment to our memorandum of association or bye-laws that would modify or affect Hemen’s right to appoint the Hemen Directors and/or the Independent Nominees or the rights and powers of the Hemen Directors and/or the Independent Nominees once appointed. For as long as Centerbridge retains at least 50% of the Initial Centerbridge Investment, we may not, without the prior written consent of Centerbridge amend our bye-laws or memorandum of association in any way that would modify or otherwise negatively impact Centerbridge’s right to appoint the Centerbridge Director or the rights and powers of the Centerbridge Director once appointed.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation or a merger (other than with a wholly owned subsidiary) that has been approved by the board must only be approved by an Ordinary Resolution of the shareholders at which the quorum shall be two or more shareholders present in person or by proxy.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Frontline Management (Bermuda) Ltd. in Bermuda, and branch registers will be maintained in the United States by Computershare Trust Company, N.A. and in Norway by Nordea who will serve as branch registrars and transfer agents.

Unclaimed Dividends

Our bye-laws provide that any dividends, distributions or proceeds of share repurchases which remain unclaimed for three years from the date of declaration of such dividend, distribution or repurchase will be forfeited and revert to us.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and/or from residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the NYSE and the Oslo Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder and if our board of directors so determines, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. Except as ordered by a court of competent jurisdiction or as required by law or our bye-laws, we will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Comparison of Bermuda Corporate Law and U.S. Corporate Law

You should be aware that Bermuda common law and the Companies Act, which apply to us, differ in certain material respects from laws generally applicable to Delaware corporations and their stockholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us that differ in certain respects from provisions of the General Corporation Law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and you or all aspects of Delaware law that may differ from Bermuda law.

Duties of Directors

Our bye-laws provide that our business is to be managed by our board of directors. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the stockholders.

Delaware law provides that a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” The business judgment rule is a presumption that in making a business decision, directors acted on an informed basis and that the action taken was in the best interests of the company and its stockholders, and accordingly, unless the presumption is rebutted, a board’s decision will be upheld unless there can be no rational business purpose for the action or the action constitutes corporate waste. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control or the approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

Bermuda law and our bye-laws provide that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must declare the nature of that interest as required by the Companies Act. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a contract or proposed contract in which he has an interest, and no such contract or proposed contract will be void or voidable by reason only that such director voted on it or was counted in the quorum of the relevant meeting.

Under Delaware law, such transaction would not be voidable if  (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Our bye-laws provide that the quorum required for shareholder meetings is at least two shareholders present in person or by proxy and entitled to vote (whatever the number of shares held by them).

No shareholder is entitled to attend a general meeting unless written notice of intention to attend and vote in person or by proxy is delivered to us at least 48 hours beforehand in accordance with our bye-laws. Any individual who is our shareholder and who is present at a meeting and entitled to vote at such meeting, may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in any common form or such other form as the board may approve.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or by-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or by-laws, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividend Rights

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or after the payment would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliates) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Our bye-laws provide that, any such amalgamation or merger must be approved by the affirmative vote of at least a majority of the votes cast at a general meeting of the Company at which the quorum shall be two shareholders present in person or by proxy and entitled to vote (whatever the number of shares held by them).

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a Bermuda company in the following ways:

•

By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.

•

If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, to the fullest extent permitted by Bermuda law. Our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We also expect to enter into directors’ service agreements with our directors, pursuant to which we will agree to indemnify them against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if  (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting unless such requirement is waived in accordance with our bye-laws and the Companies Act. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. In addition, our bye-laws require that the Company provide to each of the Investors certain financial reports and other information unless such Investor notifies the Company otherwise, and provide certain Investors with certain additional inspection rights and access to management.

Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Shareholder Proposals

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Delaware law provides that stockholders have the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

Calling of Special Shareholders’ Meetings

Under our bye-laws, a special general meeting may be called by our board of directors. Bermuda law also provides that a special general meeting must be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of stockholders.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that the bye-laws may be amended by our board of directors, but any such amendment shall only become operative to the extent it is confirmed and by Ordinary Resolution of our shareholders. Our bye-laws further provide that as long as Hemen’s Percentage Interest is at least 5%, Hemen’s prior written consent is required for any amendment to our memorandum of association or bye-laws that would modify or affect Hemen’s right to appoint the Hemen Directors and/or the Independent Nominees or the rights and powers of the Hemen Directors and/or the Independent Nominees once appointed. For as long as Centerbridge retains at least 50% of the Initial Centerbridge Investment, we may not, without the prior written consent of Centerbridge, amend our bye-laws or memorandum of association in any way that would modify or otherwise negatively impact Centerbridge’s right to appoint the Centerbridge Director or the rights and powers of the Centerbridge Director once appointed.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the corporation is required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then issued and outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Under Delaware law, unless the certificate of incorporation or by-laws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the by-laws of a corporation. Those by-laws dealing with the election of directors, classes of directors and the term of office of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than a majority of all shares entitled to vote on the resolution.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material Bermuda, United States federal income and other tax considerations with respect to the Company and holders of common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset, generally for investment purposes. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding the common shares are encouraged to consult their own tax advisers.

Bermuda and Other Non-U.S. Tax Considerations

Whilst Seadrill is resident in Bermuda, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. Currently, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions they receive from us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, any such tax shall not be applicable to us or to any of our operations or to our shares, debentures or other obligations, until March 31, 2035, except insofar as such tax applies to persons in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

Dividends distributed by New Seadrill out of Bermuda

Currently, there is no withholding tax payable in Bermuda on dividends distributed by New Seadrill to its shareholders.

Taxation of shareholders

Taxation of shareholders will depend upon the jurisdiction where the shareholder is a tax resident. Shareholders should seek advice from their tax advisor to determine the taxation to which they may be subject based on the shareholder’s circumstances.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of our common shares and, unless otherwise noted in the following discussion, and subject to the limitations and restrictions contained in the opinion filed as Exhibit 8.1, is the opinion of Kirkland & Ellis LLP, our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of representations made by us to them and certain assumptions made by them, including descriptions of our operations contained herein. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, banks, financial institutions, tax-exempt entities, insurance companies, pension funds, U.S. expatriates, real estate investment trusts, regulated investment companies, investors holding common shares as part of a straddle, hedging or conversion transaction, investors subject to the alternative minimum tax, investors who acquired their common shares pursuant to the exercise of employee share options or otherwise as compensation, investors whose functional currency is not the United States Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury (“Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. Except as otherwise set forth herein, this discussion does not address any U.S. federal tax considerations other than U.S. federal income tax considerations (such as estate and gift tax considerations), or the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. The discussion below is based, in part, on the description of our business incorporated by reference into this prospectus and assumes that we conduct our business as described.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is (1) an individual citizen or resident of the United States for U.S. federal income tax purposes, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If an entity or arrangement treated as a partnership holds our common shares, the tax treatment of a partner (other beneficial owner) will generally depend upon the status of the partner (or other beneficial owner) and upon the activities of the partner and the partnership. If you are a partner (or other beneficial owner) in a partnership (or other entity treated as a partnership or other pass-through entity) holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of the PFIC rules below, any distributions made by us with respect to our common shares should generally be taxable to a U.S. Holder as dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits (as determined under United States federal income tax principles and including any taxes withheld from such distribution). Distributions in excess of our current and accumulated earnings and profits should be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain.

Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a “U.S. Individual Holder” may be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the shares are readily tradable on an established securities market in the United States (such as the NYSE; if our shares are only traded on the “over-the-counter” market, it is unclear whether this standard will be satisfied); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year; (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Taxable Disposition of Common shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other taxable disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates, or, in certain cases, trusts, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other taxable disposition of our common shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder, if, for any taxable year in which such shareholder holds shares in such foreign corporation, either:

(1)

at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g. dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(2)	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns, directly or indirectly, at least 25% of the value of the subsidiary’s stock.

Income earned by a foreign corporation in connection with the performance of services generally would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business or, in certain circumstances, is received from a related party.

Based on our current and expected method of operation and composition of our assets, we intend to take the position, supported by an opinion of counsel, that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to be treated as a PFIC for the foreseeable future. Our position is based on valuations and operational results from 2016 and 2017, together with an expectation that our results in 2018 and future years will, with certain exceptions that have been taken into account, be consistent with those 2016 and 2017 results. While we believe these valuations and expectations to be accurate, such valuations and expectations may not ultimately be accurate. Further, whether or not we are treated as a PFIC depends on our ability to meet the asset and income tests described above on a continuing basis, through actual operating results and actual valuation. Although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations (including the way our contracts are structured) may change in the future, and the fair market values of our assets may not be susceptible to precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements or accurately reflect and remain consistent with our current expectations upon which our U.S. counsel’s opinion is conditioned and based. In such a case, we may not be able to avoid PFIC status in the future.

As noted above, our position is supported by an opinion of our U.S. counsel, Kirkland & Ellis LLP, that concludes that we should not be treated as a PFIC, provided our representations are true and accurate and the assumptions on which the opinion is based are correct. Our representations to our U.S. counsel include representations regarding the composition of our assets, the source of our income, and the nature of our operations, including that (a) we expect that more than 25% of our gross income will arise from certain drilling contracts reviewed by our U.S. counsel and contracts that are similar to those reviewed by our U.S. counsel; (b) we expect that more than 50% of the average value of our assets was or will be held for the production of such nonpassive income pursuant to such contracts; and (c) our common shares will be listed on the NYSE and readily tradeable. The representations regarding the value of our assets and composition of our income are based on (a) actual results from 2016 and 2017 and (b) our expectation that our income and assets mix, and the structure and conduct of our operations, will remain consistent with our income and assets mix and the structure and conduct of our operations from 2016 and 2017 (other than certain anticipated changes that have been taken into account for purposes of our representations and our U.S. counsel’s assumptions). In giving their opinion, our U.S. counsel has assumed, among other things, that (a) these representations are true and that our income and assets mix, and the structure and conduct of our operations, will in fact remain the same in 2018 and future years as they were in 2016 and 2017 and (b) that the majority of our common shares will be eligible to be freely traded without substantial limitations by the end of the third quarter of 2018. In the event such representations or expectations ultimately are not correct or are otherwise inaccurate, our U.S. counsel has informed us that we may be treated as a PFIC.

In addition to the representations and assumptions described above, our U.S. counsel’s opinion is also based on our U.S. counsel’s conclusion that income from the contracts should not constitute passive income for purposes of the relevant PFIC rules. Our U.S. counsel has advised us that this conclusion is not free from doubt. While there is legal authority supporting this conclusion, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from our drilling contracts would be classified under such rules. If the reasoning of this case were extended to our drilling contracts in a PFIC context, the gross income we derive or are deemed to derive from such drilling contracts may be treated as rental income, and we could potentially be treated as a PFIC. In published (but non-precedential) guidance, the IRS has stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in the case should be treated as service contracts.

There is no legal authority under the PFIC rules addressing our specific method of operation, and any determination as to whether our method of operation and the composition of our assets generates nonpassive services income must be based on all applicable facts and circumstances. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our drilling operations, and the opinion of our U.S. counsel is not binding on the IRS or any court. Thus, it is possible that the IRS or a court could disagree with this position and the opinion of our U.S. counsel.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder may be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder’s common shares.

Taxation of U.S. Holders Making and Maintaining a Timely QEF Election

If a U.S. Holder makes and maintains a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that have been previously taxed can result in a corresponding reduction in the adjusted tax basis in the common shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares, computed as discussed above using such Electing Holder’s tax basis in our shares, as adjusted. A U.S. Holder can make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations with such U.S. Holder’s United States federal income tax return for the taxable year, which requires access to certain information from us. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we may or may not provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our shares are treated as “marketable stock” for purposes of these rules (i.e., because such shares may be considered regularly traded on a national securities exchange registered with the SEC or other qualifying exchange or market in accordance with applicable Treasury Regulations), a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files a valid IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our common shares, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is subject to United States federal Income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If a Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other taxable disposition of the common shares that is effectively connected with the conduct of that United States trade or business will generally be subject to United States federal income tax in the same manner as discussed in the previous section relating to the United States federal income taxation of U.S. Holders. In addition, if the Non-U.S. Holder is a corporation, the Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, and other taxable distributions, made by us to a non-corporate U.S. Holder will generally be subject to information reporting requirements. Such payments will also be subject to backup withholding if paid to such U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If a Non-U.S. Holder sells his common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his common shares through a non-United States office of a non-United

States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells his common shares through a non-United States office of a broker that is a United States person or has some other connection to the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s United States federal income tax liability by properly filing a refund claim with the IRS. Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common shares, unless the common shares were held through an account maintained with certain financial institutions. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under section 6038D of the Code.

Foreign Account Tax Compliance Withholding

Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax will be imposed on certain payments to U.S. Holders (or to certain foreign financial institutions, investment funds, and other non-persons receiving such payments on a U.S. Holder’s behalf) and certain non-U.S. financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Amounts that a U.S. Holder receives could be subject to withholding under FATCA if such U.S. Holder holds the common shares through another person (e.g., a foreign bank or broker) that is subject to withholding under FATCA because it fails to comply with these requirements (even if such U.S. Holder would not otherwise have been subject to withholding). To avoid becoming subject to FATCA withholding, we and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under the common shares to certain holders that fail to comply with the relevant information reporting requirements (or the holders of the common shares directly or indirectly through certain non-compliant intermediaries).

Such withholding would not apply to payments made with respect to our common shares before January 1, 2019. Holders should consult their own tax advisors regarding withholding under FATCA.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

PLAN OF DISTRIBUTION

The selling shareholders may sell some or all of the securities covered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which our common shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which our common shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales, either directly or with a broker-dealer or affiliate thereof;

•	through the writing of options on the common shares, whether or not the options are listed on an options exchange;

•	through loans or pledges of the common shares to a broker-dealer or an affiliate thereof and sold by any pledge or assignee upon the foreclosure of such common shares;

•

by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our common shares;

•	through the distribution by any selling shareholder to its partners, members or shareholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

For example, the selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of our common shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified amount of our common shares or preferred shares at a stipulated price per share. If the broker-dealer is unable to sell the common shares acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire common shares as principals may thereafter resell the common shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the common shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., the maximum compensation to be paid to underwriters participating in any offering made pursuant to this prospectus will not exceed 8% of the gross proceeds from that offering.

In connection with the sale of the common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also short sell common shares and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

To the extent available, the selling shareholders may also sell common shares pursuant to Rule 144 under the Securities Act.

We do not know of any arrangements by the selling shareholders for the sale of our common shares.

To the extent required under the Securities Act, the aggregate amount of selling shareholders’ common shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the common shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders’ common shares for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the common shares sold by them may be deemed to be underwriting discounts and commissions.

The selling shareholders and other persons participating in the sale or distribution of the common shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the particular common shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise.

We agreed to register the common shares under the Securities Act and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have also agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from sales of any common shares by the selling shareholders.

We cannot assure you that the selling shareholders will sell all or any portion of the common shares offered hereby. All of the foregoing may affect the marketability of the securities offered hereby.

EXPENSES RELATED TO THE OFFERING

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$202,212.90
Printing expenses	80,000
Legal fees and expenses	200,000
Accounting fees and expenses	195,000
Miscellaneous expenses	25,000

Total expenses	702,212.90

LEGAL MATTERS

The validity of the common shares will be passed upon for us by our special Bermuda counsel, Conyers Dill & Pearman Limited, Hamilton, Bermuda. Certain matters relating to U.S. federal income tax will be passed upon for us by Kirkland & Ellis LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 20-F of Seadrill Limited (SEC File No. 001-34667) for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Seadrill Limited’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) of Seadrill Partners LLC incorporated in this Prospectus by reference to the Annual Report on Form 20-F of Seadrill Limited (SEC File No. 001-34667) for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Seadrill Partners LLC’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1, of which this prospectus is a part, with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement, including the exhibits filed with the registration statement. You should read the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement for a more complete description of the matter involved.

Upon declaration of effectiveness of the registration statement of which this prospectus is a part, we will become subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and other information. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

•	the Annual Report on Form 20-F of Seadrill Limited (our predecessor) (SEC File No. 001-34667) for the fiscal year ended December 31, 2017, filed on April 13, 2018; and

•	the Report on Form 6-K of Seadrill Limited (formerly New SDRL Limited) (SEC File No. 333-224459) filed on July 2, 2018.

Documents incorporated by reference in this prospectus are available from us without charge upon written or oral request, excluding any exhibits to those documents that are not specifically incorporated by reference into those documents. You can obtain documents incorporated by reference in this document by requesting them from us in writing or at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Copies are also available for information purposes at the offices of Seadrill Management Ltd., at Chiswick Business Park, Building 11, 2nd Floor, 566 Chiswick High Road, London W4 5YS, United Kingdom.

76,359,119 Common Shares

SEADRILL LIMITED

PROSPECTUS

August 21, 2018